ARS

03019087

RE. 12/31/02

MGIC Investment Corporation

Notice of 2003 Annual Meeting and Proxy Statement

2002 Annual Report to Shareholders

MGIC Investment Corporation

Curt S. Culver
Chief Executive Officer

March 27, 2003

Dear Shareholder:

On behalf of the Board of Directors of MGIC Investment Corporation, it is my pleasure to invite you to attend the Annual Meeting of Shareholders to be held on Thursday, May 8, 2003, at the Marcus Center for the Performing Arts in Milwaukee, Wisconsin.

At the meeting, shareholders will be asked to elect four directors, approve performance goals for restricted stock awards, and ratify the appointment of PricewaterhouseCoopers LLP as the company's independent accountants for 2003. We will also report on our business.

Your vote is important. Even if you plan to attend, to be sure that your shares are represented at the meeting, we encourage you to sign the enclosed card designating the proxies to vote your shares. Please read the Proxy Statement for more information about the matters to be considered at the meeting and the voting process.

Our Annual Report to Shareholders follows the Proxy Statement in this booklet.

Sincerely,

Curt S. Culver

Curt S. Culver
Chief Executive Officer

MGIC Investment Corporation

Notice of Annual Meeting of Shareholders
To Be Held On
May 8, 2003

To the Shareholders of
MGIC Investment Corporation:

The Annual Meeting of Shareholders of MGIC Investment Corporation, a Wisconsin corporation, will be held at the Marcus Center for the Performing Arts, 929 North Water Street, Milwaukee, Wisconsin, on May 8, 2003, at 9:00 a.m., to vote on the following matters:

(1) Election of a class of four directors to serve a three-year term expiring at the 2006 Annual Meeting;

(2) Approval of performance goals for restricted stock awards;

(3) Ratification of the appointment of PricewaterhouseCoopers LLP as independent accountants for 2003; and

(4) Any other matters that may be properly brought before the meeting.

The Board of Directors has fixed the close of business on March 12, 2003, as the record date to determine the shareholders entitled to notice of and to vote at the meeting.

By Order of the Board of Directors

Jeffrey H. Lane, Secretary
Milwaukee, Wisconsin
March 27, 2003

YOUR VOTE IS IMPORTANT
PLEASE PROMPTLY COMPLETE, SIGN, DATE AND RETURN YOUR PROXY CARD

Proxy Statement

This Proxy Statement and the accompanying proxy are first being mailed to shareholders on or about March 27, 2003, in connection with the solicitation of proxies on behalf of the Board of Directors of MGIC Investment Corporation (the "Company"), a Wisconsin corporation, for use at the Annual Meeting of Shareholders to be held at 9:00 a.m., Thursday, May 8, 2003. The Annual Meeting will be held at the Marcus Center for the Performing Arts, 929 North Water Street, Milwaukee, Wisconsin.

Voting Matters

Record Date Information

You are entitled to one vote for each share of Common Stock registered in your name in the Company's records on March 12, 2003. On that date, 98,794,257 shares of the Company's Common Stock were outstanding and entitled to vote.

Voting by Proxies

The enclosed proxy card is solicited by the Board of Directors of the Company. Your shares will be voted at the meeting by the named proxies in accordance with the choices you specify on the proxy card. If you sign and return a proxy card without giving specific choices, your shares will be voted as follows:

FOR — Election to the Board of the four individuals nominated by the Board of Directors;

FOR — Approval of performance goals for restricted stock awards;

FOR — Ratification of the appointment of PricewaterhouseCoopers LLP as independent accountants for the year ending December 31, 2003; and

On such other matters as properly come before the meeting, in the best judgment of the named proxies.

If your shares are held in the name of a broker, bank or other nominee, or in the Company's Profit Sharing and Savings Plan and Trust, you should be receiving with this Proxy Statement instructions from them on how you can vote your shares.

How to Revoke a Proxy

You may revoke your proxy instructions at any time before your shares have been voted by advising the Secretary of the Company in writing or by signing and delivering a proxy card with a later date. If you attend the meeting, you may withdraw your proxy and vote shares registered in your name in person. If your shares are held in the name of a broker or other nominee, or in the Company's Profit Sharing and Savings Plan and Trust, you must follow their instructions on how to revoke your vote.

How Votes are Counted

A quorum is necessary to hold the meeting and will exist if a majority of the outstanding shares of Common Stock entitled to vote are represented at the meeting. Votes cast by proxy or in person at the meeting will be counted at the meeting by representatives of Wells Fargo Bank Minnesota, N.A., the transfer agent and registrar of the Company's Common Stock, which has been appointed by the Company to act as inspector of election for the meeting. Abstentions will be counted for purposes of determining the presence of a quorum, but do not constitute a vote "for" or "against" any matter and will be disregarded in the calculation of "votes cast."

A "broker non-vote" occurs when a broker or other nominee does not have authority to vote on a particular matter without instructions from the beneficial owner of the shares and has not received such instructions. Broker non-vote shares will be counted for purposes of determining the presence of a quorum, but will be disregarded in the calculation of "votes cast."

Annual Report to Shareholders

The Company's Annual Report to Shareholders for the fiscal year ended December 31, 2002, follows this Proxy Statement. The Annual Report to Shareholders is a separate report and should not be considered a part of this Proxy Statement.

Stock Ownership

The following table gives information about shareholders who were beneficial owners of more than 5% of the Common Stock as of December 31, 2002, based on information filed with the Securities and Exchange Commission. The table also shows the Common Stock beneficially owned by each executive officer of the Company named in the Summary Compensation Table of this Proxy Statement, and by all directors and executive officers as a group (the "Group"). Unless otherwise noted, the persons listed in the table have sole voting and investment power over their shares, and information regarding persons in the Group is given as of February 15, 2003.

Name	Shares Beneficially Owned	Percent of Class
Legg Mason, Inc. 100 Light Street Baltimore, Maryland 21202 (1)	14,625,831	14.59%
Janus Capital Management LLC 100 Fillmore Street Denver, Colorado 80206 (2)	12,186,080	12.16%
Curt S. Culver (3)	458,880	*
J. Michael Lauer (3)	207,306	*
James S. MacLeod (3)	158,913	*
Lawrence J. Pierzchalski (3)	129,075	*
John D. Fisk (3)	16,800	*
All directors and executive officers as a group (17 persons) (3)(4)	1,263,553	1.26%

* Less than 1%

(1) For all shares listed voting and investment power are shared. Includes 9,313,981 shares as to which accounts managed by Legg Mason Funds Management, Inc., a registered investment adviser and subsidiary of Legg Mason, Inc., have shared voting and investment power. Legg Mason Value Trust, Inc., a registered investment company managed by Legg Mason Funds Management, Inc., manages 8,000,000 of such shares.

(2) Includes 146,300 shares for which voting and investment power are shared and 7,006,360 shares beneficially owned by Janus Fund, a registered investment company as to which Janus Capital Management LLC, a registered investment adviser, provides investment advice.

(3) Includes shares which the named executive officers had the right to acquire on, or within 60 days after, February 15, 2003, under stock options granted to executive officers as follows: Mr. Culver — 376,800; Mr. Lauer — 170,600; Mr. MacLeod — 114,600; Mr. Pierzchalski — 110,600; Mr. Fisk — 6,000; and the Group — 898,031. Also includes shares held in the Company's Profit Sharing and Savings Plan and Trust as follows: Mr. Culver — 12,300; Mr. Lauer — 10,278; Mr. MacLeod — 18,723; and the Group — 41,301. Also includes restricted shares over which the named executive officer has sole voting power but no investment power as follows: Mr. Culver — 50,654; Mr. Lauer — 18,132; Mr. MacLeod — 17,516; Mr. Pierzchalski — 17,557; and Mr. Fisk — 10,800. Also includes shares for which voting and investment power are shared as follows: Mr. Lauer — 2,400; and the Group — 8,797. Excludes shares, beneficial ownership of which is disclaimed, which are held as custodian for children or owned by spouses or trusts as follows: Mr. Lauer — 2,000; and the Group — 66,000.

(4) Includes an aggregate of 31,085 share units held under the Deferred Compensation Plan over which there is neither investment nor voting power. See "The Board of Directors and Its Committees — Compensation of Directors — Deferred Compensation Plan." Also includes an aggregate of 147,256 restricted shares held by the Group. The beneficial owners have sole voting power but no investment power over these shares.

Item 1 — Election Of Directors

The Board of Directors

The Board of Directors is divided into three classes, with the directors of each class serving for a term of three years. The term of office of one class of directors expires each year in rotation so that one class is elected at each Annual Meeting for a three-year term. If a nominee for director is not available for election, the proxies will vote for another person proposed by the Board of Directors, or as an alternative, the Board of Directors may reduce the number of directors to be elected at the Annual Meeting.

Under the Company's Bylaws, written notice of nominations by shareholders for election to the Board must have been received by the Secretary no later than February 1, 2003. No notice of any such nominations was received. As a result, no other nominations for election to the Board of Directors may be made by shareholders at the Annual Meeting.

Nominees for Director

The Board of Directors, upon the recommendation of the Board's Management Development, Nominating and Governance Committee, has nominated four incumbent directors for re-election to serve a three-year term of office ending at the 2006 Annual Meeting:

Karl E. Case
Curt S. Culver
William A. McIntosh
Leslie M. Muma

Mr. Culver is the Company's Chief Executive Officer. The Corporate Governance Guidelines of the Board of Directors (see "The Board of Directors and Its Committees") provide that a director who is an officer of the Company and leaves the Company shall resign from the Board. The principal occupation, business experience for at least the past five years and committee assignments of the nominees and the directors continuing in office are described below.

Shareholder Vote Required

Each nominee who receives a plurality of the votes cast at the meeting will be elected a director. Only votes cast for a nominee will be counted. Votes cast include votes under proxies which are signed and do not have contrary voting instructions. Broker non-votes, abstentions and instructions on the proxy card to withhold authority to vote for one or more of the nominees will be disregarded in the calculation of a plurality of the votes cast.

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE NOMINEES NAMED ABOVE. PROXIES WILL BE VOTED FOR THE NOMINEES UNLESS A SHAREHOLDER GIVES OTHER INSTRUCTIONS ON THE PROXY.

	Shares Beneficially Owned[1]

NOMINEES FOR DIRECTOR
Term Ending 2006



Karl E. Case, 56, a Director since 1991, is the Katharine Coman and A. Barton Hepburn Professor of Economics at Wellesley College where he has taught since 1976. Dr. Case has been Visiting Scholar at the Federal Reserve Bank of Boston since 1985. He is a Director of Century Bank & Trust, the Lincoln Institute of Land Policy and the New England Economic Project, Inc. Dr. Case is Chairman of the Risk Management Committee of the Board of Directors. — 10,981[2][3]



Curt S. Culver, 50, a Director since 1999, has been Chief Executive Officer of the Company since January 2000. Mr. Culver has been President of the Company and Chief Executive Officer of Mortgage Guaranty Insurance Corporation ("MGIC") since January 1999, President of MGIC since May 1996, and held senior executive positions with MGIC for more than five years before then. Mr. Culver is a member of the Executive Committee of the Board of Directors. — 458,880[4]



William A. McIntosh, 63, a Director since 1996, has been adjunct professor of finance at Howard University, Washington, D.C. since August 1998. Mr. McIntosh served as an adjunct faculty member of Wellesley College from January through May 2000. He was an executive committee member and a managing director at Salomon Brothers Inc, an investment banking firm, when he retired in 1995 after 35 years of service. He is a Director of Comdisco Holding Company, Inc. and Mason Street Funds, Inc. Mr. McIntosh is a member of the Securities Investment Committee of the Board of Directors. — 11,470[2][3]

Shares Beneficially Owned[(1)]



Leslie M. Muma, 58, a Director since 1995, has been Chief Executive Officer of Fiserv, Inc., a financial industry automation products and services firm, since March 1999. Mr. Muma has been President of Fiserv since 1984. Mr. Muma is a member of the Executive Committee and the Management Development, Nominating and Governance Committee of the Board of Directors. — 20,937[(2)(3)]

DIRECTORS CONTINUING IN OFFICE
Term Ending 2005



Mary K. Bush, 54, a Director since 1991, has been President of Bush International, a financial advisory firm, since 1991. Ms. Bush was Managing Director and Chief Operating Officer of the Federal Housing Finance Board, a U.S. government agency, from 1989 to 1991, Vice President-International Finance of the Federal National Mortgage Association, a secondary mortgage institution, from 1988 to 1989, and served the President of the United States as a member of the Board of the International Monetary Fund from 1984 to 1988. She is a Director of Brady Corporation, Millennium Chemicals Inc. and RJR Tobacco Holdings, Inc., a Trustee of Pioneer Funds and a member of the Advisory Board of Washington Mutual Investors Fund. Ms. Bush is Chairperson of the Audit Committee of the Board of Directors. — 6,085[(2)(3)]



David S. Engelman, 65, a Director since 1993, has been a private investor for more than five years, having served as President and Chief Executive Officer, on an interim basis, of Fleetwood Enterprises, Inc., a manufacturer of recreational vehicles and manufactured housing, from February to August 2002. He is a Director of Fleetwood Enterprises, Inc., Quaker City Bancorp, Inc. and its banking subsidiary Quaker City Bank. Mr. Engelman is a member of the Risk Management Committee and the Securities Investment Committee of the Board of Directors. — 11,706[(2)(3)(5)]

(3) Includes shares held under the Deposit Share Program for Non-Employee Directors under the Company's 1991 Stock Incentive Plan as follows: Mr. Abbott — 5,726; Ms. Bush — 4,085; Dr. Case — 5,005; Mr. Engelman — 5,869; Mr. Hagerty — 644; Mr. Jastrow — 4,513; Mr. Kearney — 2,951; Mr. Lehman — 467; Mr. Lubar — 4,721; Mr. McIntosh — 5,955; and Mr. Muma — 3,762. Directors have sole voting power and no investment power over these shares. Also includes share units (referred to in note (1) above), over which the directors have neither voting nor investment power, as follows: Dr. Case — 2,249; Mr. Hagerty — 907; Mr. Jastrow — 6,830; Mr. Kearney — 2,230; Mr. Lehman — 799; Mr. Lubar — 12,539; and Mr. Muma — 5,531.

(4) Includes 376,800 shares which Mr. Culver had the vested right to acquire as of February 15, 2003, or which become vested within sixty days thereafter pursuant to options granted under the Company's 1991 Stock Incentive Plan; 12,300 shares held in the Company's Profit Sharing and Savings Plan and Trust; and 50,654 restricted shares awarded under the Company's 1991 and 2002 Stock Incentive Plans, over which Mr. Culver has sole voting power but no investment power.

(5) Includes 6,397 shares for which voting and investment power are shared.

(6) Excludes 4,000 shares owned by a trust of which Mr. Lubar's wife is a co-trustee; 12,000 shares owned by Mr. Lubar's wife; and an aggregate of 48,000 shares owned by Mr. Lubar's four adult children. Mr. Lubar disclaims beneficial ownership of all these shares.

The Board of Directors and Its Committees

The Board of Directors has adopted Corporate Governance Guidelines which are included as Exhibit A to this Proxy Statement. Among other provisions, under the Guidelines,

- A substantial majority of the Board members will be independent directors, as determined under the Guidelines.
- A director who retires from his principal employment or joins a new employer should offer to resign from the Board.
- A director who is an officer of the Company and leaves the Company must resign from the Board.
- A director should not be nominated by the Board for reelection if the director would be 70 or more at the date of the Annual Meeting of Shareholders.
- At the January and October Board meetings and at any additional times determined by the Board, the Board will meet in executive session without the presence of any member of the Company's management; the Chairman of the Management Development, Nominating and Governance Committee will preside at these sessions.
- Members of the Company's senior management should generally be present at Board meetings (other than executive sessions) and Board committee meetings; directors may communicate directly with members of senior management.
- All members of the Audit Committee and the Management Development, Nominating and Governance Committee must be independent directors, with no member of the Audit Committee receiving compensation from the Company other than as a director.
- A meaningful portion of the compensation of directors should consist of longer-term common equity in the Company.
- The Board may retain outside advisors in its discretion.
- The Board will conduct a self-assessment annually.
- Directors who are independent directors will not solicit the Company to make substantial charitable contributions to organizations with which the director has a material relationship.

The Board of Directors has determined that a substantial majority of members of the Board are independent directors under the Guidelines. The Board of Directors met five times during 2002. Each incumbent director attended at least 75% of the meetings of the Board and committees of the Board on which he or she served that were held while he or she was a director. The committees of the Board of Directors include the Audit Committee and the

Management Development, Nominating and Governance Committee. The Board of Directors has determined that each member of these committees is an independent director as provided in the Guidelines. The Board has also determined that the members of the Audit Committee are independent as that term is used in the rules of the New York Stock Exchange pertaining to audit committees.

Audit Committee

The members of the Audit Committee are Ms. Bush, Mr. Kearney and Mr. Lehman. The Audit Committee held six meetings during 2002. The restated Audit Committee Charter, as approved by the Board of Directors and effective May 1, 2003, is included as Exhibit B to this Proxy Statement.

Report of the Audit Committee

The Audit Committee assists the oversight by the Board of Directors of the integrity of the Company's financial statements, the qualifications, independence and performance of the independent accountants, the performance of the Company's internal audit function, and the Company's compliance with legal and regulatory requirements. As provided in the Audit Committee's Charter, the ultimate responsibility for the integrity, completeness and fairness of the Company's financial statements rests with the Company's management. The Charter provides that the independent accountants are intended to be the primary check on management's performance in this regard. The ultimate responsibility for the Company's compliance with legal and regulatory requirements also rests with the Company's management.

The Audit Committee reviewed and discussed with management and PricewaterhouseCoopers LLP ("PwC"), the Company's independent accountants, the Company's audited financial statements for the year ended December 31, 2002. The Audit Committee discussed with PwC the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Audit Committee also received from PwC the written disclosures required by the Independence Standards Board's Standard No. 1 (Independence Discussions with Audit Committees) and discussed with PwC their independence from the Company and its management. None of the officers of the Company having responsibility for finance or accounting matters is a former partner or employee of PwC.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2002, which is to be filed with the Securities and Exchange Commission. These are the same financial statements that appear in the Company's Annual Report to Shareholders.

Members of the Audit Committee:

Mary K. Bush, Chairperson
Daniel P. Kearney
Michael E. Lehman

Audit and Other Fees

During the year ended December 31, 2002, PwC billed the Company fees for services of the following types:

Audit Fees	$422,500
All Other Fees	$393,267

"Audit Fees" includes PwC's review of the Company's quarterly financial statements. "All Other Fees" does not include services for designing or implementing hardware or software systems underlying the financial statements or generating information that is significant to the Company's financial statements taken as a whole. There were no such fees for 2002. A majority of the fees included in "All Other Fees" was for services related to employee benefit plans. The Audit Committee considered whether the services included within "All Other Fees" were compatible with maintaining PwC's independence and concluded that they were.

Management Development, Nominating and Governance Committee

The members of the Management Development, Nominating and Governance Committee are Messrs. Jastrow, Lubar and Muma. The Committee held three meetings during 2002. The Committee oversees the compensation program for the CEO and other members of the Company's senior management, oversees the CEO succession planning process, identifies new director candidates, recommends to the Board its nominees for directors and committee members and reviews the Company's Corporate Governance Guidelines. The Management Development, Nominating and Governance Committee Charter is included as Exhibit C to this Proxy Statement.

The Management Development, Nominating and Governance Committee will consider nominees to the

Board of Directors who are recommended by shareholders. Recommendations must be submitted in writing to the Committee, in care of the Secretary of the Company, by December 1 of the year preceding the applicable Annual Meeting of Shareholders and must include a description of the proposed nominee's qualifications, background information and his or her consent to serve as a director.

Compensation of Directors

Annual and Meeting Fees: Directors who are employees of the Company or any of its subsidiaries are not compensated for their service on the Board. In 2003, directors who are not employees of the Company receive an annual fee for their services of $32,000, plus $3,000 for each Board of Directors meeting attended, and $2,000 for all committee meetings attended on any one day. A director who also serves as chairperson of a Board committee receives an additional $4,000 annual fee. The Company reimburses directors, and for meetings not held on Company premises, their spouses, for travel, lodging and related expenses incurred in connection with attending Board of Directors and committee meetings.

Deferred Compensation Plan: Under the Company's Deferred Compensation Plan for Non-Employee Directors, an eligible director may elect to defer payment of all or part of the annual and meeting fees until the director's death, disability, termination of service as a director or to another date specified by the director. A director who participates in this plan may elect to have his or her deferred compensation account either credited quarterly with interest accrued at an annual rate equal to the six-month U.S. Treasury Bill rate determined at the closest preceding January 1 and July 1 of each year or to have the fees deferred during a quarter translated into share units. Each share unit is equal in value to a share of the Company's Common Stock and is ultimately distributed in cash only. If a director defers fees into share units, dividend equivalents in the form of additional share units are credited to the director's account as of the date of payment of cash dividends on the Company's Common Stock. Mr. Culver, because of his employment by the Company, is not eligible to participate in this plan.

Deposit Share Program: Under the Deposit Share Program, an eligible director may purchase shares of Common Stock from the Company at fair market value which are then held by the Company. The amount that may be used to purchase shares cannot exceed the annual and meeting fees for the preceding year. The Company matches each of these shares with one and one-half shares of restricted Common Stock ("Restricted Stock"). A director who had deferred annual and meeting fees during the preceding year into share units (see "Deferred Compensation Plan" above) may reduce the amount that would otherwise be required to be used to purchase Common Stock by the amount so deferred. For matching purposes, the amount so deferred is treated as if shares had been purchased and one and one-half shares of Restricted Stock are awarded for each such share.

The Restricted Stock generally vests on the third anniversary of the award unless a director chooses an extended vesting date. Except for gifts to family members, the shares may not be transferred prior to vesting. If the shares have not vested when a director's service on the Board of Directors ends, they will be forfeited unless service as a director ends on account of the director's death or certain events specified in the agreement relating to the Restricted Stock or the Management Development, Nominating and Governance Committee waives the forfeiture. If a director chooses an extended vesting date, forfeiture will not occur due to the director's leaving the Board on or after the third anniversary of the award unless the director voluntarily left the Board or voluntarily did not stand for re-election. All of the director's shares of Restricted Stock vest on death. The shares of Restricted Stock will immediately become vested upon a change in control of the Company, as defined by the agreement relating to the Restricted Stock. The Board has authority to modify the Deposit Share Program. Mr. Culver is not eligible to participate in the program.

Former Restricted Stock Plan: Non-employee directors elected to the Board of Directors before 1997 were each awarded, on a one-time basis, 2,000 shares of Common Stock under the Company's 1993 Restricted Stock Plan for Non-Employee Directors. The shares are restricted from transfer until the director ceases to be a director of the Company by reason of death, disability or retirement, as defined by the agreement relating to the shares, and are forfeited if the director leaves the Board for another reason unless the forfeiture is waived by the plan administrator. In 1997, the Board decided that no new awards of Common Stock will be made under the plan.

Other: The Company also pays premiums for directors and officers liability insurance under which the directors are insureds.

Report of the Management Development, Nominating and Governance Committee of the Board of Directors on Executive Compensation

The Management Development, Nominating and Governance Committee ("Committee") of the Board of Directors submits this report on the compensation of the Company's senior management for 2002.

Executive Compensation Program

The Company's executive compensation program is designed to attract, retain, motivate and reward high-quality professionals. The Committee's approach to executive compensation emphasizes pay for performance over fixed salary, plus compensation linked to shareholder value in the form of restricted stock and stock options. The principal objectives of the program are to:

- link executive compensation to Company performance;
- align the interests of management and shareholders by providing a substantial portion of an executive's compensation opportunity in the form of Company stock; and
- maintain competitive pay levels to attract and retain high-quality executives.

The key components of the Company's executive compensation program are base salary, annual performance bonus, restricted stock and stock options. The Committee reviews compensation levels of the Company's executives each year, using compensation survey data prepared by independent consultants. The Committee believes that the Company's peer group for executive talent is not limited to the companies included in the Standard & Poor's industry index used for the performance graph comparison of shareholder return. Therefore, the compensation survey data obtained by the Committee cover a variety of publicly-traded financial guaranty and insurance companies.

Base Salary

The Committee reviews the salary ranges and base salaries of the senior executives each January, comparing the compensation levels of the Company's executives to comparable positions in the companies represented in the survey data. Salary ranges of the Company's senior executives are targeted at the median compensation levels for comparable positions within the comparative group of companies. The decision to set salary range midpoints at the 50th percentile of competitive pay levels reflects the Committee's belief that a substantial portion of the senior executives' annual pay should be linked to the Company's performance and increases in shareholder value.

Mr. Culver's compensation is addressed under "Compensation of the Chief Executive Officer" below. For 2002, the Committee increased the salary range midpoints of the other senior executives who were with the Company during the prior year by 3.5%, representing the average salary range movement reflected in the compensation survey data, and increased the salaries of those executives in this group who were below their adjusted salary midpoints to approximate the new midpoint of their respective positions. The salaries shown for the named officers in this group in the Summary Compensation Table which follows this report reflect payment for the first three months of the year at the salary rates in effect prior to the adjustments, which became effective in April 2002.

Annual Performance Bonus

Annual bonuses are awarded to senior executives in January of each year based upon Company and individual performance. Under the executive compensation program, the Committee determines the bonus awards for senior executives based upon an assessment of the business environment, the Company's financial plan for the year and the Company's earnings. In order for senior executives to be eligible for maximum bonus awards, the Company's net income must exceed a target amount established by the Committee in January of the prior year. For 2002, the Committee set the target at an amount equal to the net income projected in the Company's 2002 financial plan.

The Committee has established five tiers applicable to bonus opportunities, with maximums ranging from 60% to 200% of base salary in effect at the time of bonus award. For 2002, an executive could elect to receive up to one-third of his or her bonus in the form of shares of restricted stock with an equivalent market value. If restricted stock was elected, the Company awarded one and one-half matching shares for each restricted shared elected. The balance of the annual bonus was paid in cash. Full ownership of the restricted shares for up to one-third of the bonus vests one year from the date of award.

Full ownership of the matching restricted shares vests three years from the date of the award.

The maximum bonus level for each senior executive was determined by the Committee in January 2002, based upon Mr. Culver's recommendations. Mr. Culver's recommendations generally reflected his subjective judgment as to the ability of each senior executive to influence the Company's competitiveness and profitability. Actual bonus amounts paid to the senior executives were determined in January 2003, based upon the Committee's assessment of the Company's earnings compared to the net income target established a year earlier, the competitive environment and Mr. Culver's recommendations for bonus awards for the other senior executives. Mr. Culver's recommendations were based upon, in general, his subjective evaluation of each executive's performance during the year and contributions to the Company's success.

Stock Options

Under the Company's stock incentive plans, stock options are granted at the market value on the date of grant. As a result, senior executives will realize a gain from the options only if the price of the Company's Common Stock increases in the future.

The Committee currently awards stock options to senior executives on an annual basis. The options awarded in 1994 and 1997 (all of which vested before 2002) and in 2000 provided for vesting during the first five years after the grant based on achievement of corporate performance goals established by the Committee. Any portion of these options that had not vested by the fifth anniversary of the grant, vested on the ninth anniversary of the grant if the executive was still employed at that time. The performance goal for options awarded in 1994, 1997 and 2000 was based on a five-year aggregate earnings per share target and an annual increase in earnings per share of at least 10%. In 2002, earnings per share did not increase by at least 10% and no portion of the options granted in 2000 vested. The options granted in 2001 and 2002 vest over a five-year period on the basis of continuing employment. The number of options granted is within the discretion of the Committee. Information on the stock option grants during 2002 to Mr. Culver and the other named executive officers is set forth in the table under "Executive Compensation — Option Grants in 2002."

Compensation of the Chief Executive Officer

Mr. Culver's base salary was adjusted by the Committee in January 2002 by 9.1% to $600,000, an amount slightly below the salary range midpoint for the Chief Executive Officer position. For 2002, the Committee assigned Mr. Culver to the bonus tier with the highest bonus opportunity, 200% of his base salary. The Committee's decision to assign Mr. Culver to this bonus category was based on a subjective evaluation of his ability to influence the Company's profitability and reflected the Committee's desire to make Mr. Culver's performance bonus competitive with bonus opportunities available to CEOs in the peer group of companies reflected in the compensation survey data.

In January 2003, based upon the Committee's subjective evaluation of Mr. Culver's performance during a highly competitive market and in acknowledgement of the Company's 2002 net income, return on equity and growth in primary insurance in force, the Committee awarded Mr. Culver a performance bonus of $630,000, an amount equal to 105% of his base salary and 52.5% of his maximum bonus opportunity. Two-thirds of the bonus, or $420,240, was paid in cash, and pursuant to Mr. Culver's election to receive one-third of his bonus in restricted stock (as described under "Annual Performance Bonus" above), Mr. Culver was awarded 4,800 shares of restricted Company stock, representing one-third of his bonus, and 7,200 additional shares representing the matching shares awarded on account of Mr. Culver's election. All of the restricted stock was valued at the then current market price ($43.70) per share. The shares representing one-third of Mr. Culver's bonus will vest in one year and the remaining shares will vest in three years.

Mr. Culver was granted stock options on 120,000 shares in January 2002. The options have a term of ten years and vest at a rate of 20% each year over the next five years (subject to acceleration under certain circumstances) based on continued employment. The options are exercisable at $63.80 per share, the closing price of the Common Stock on the New York Stock Exchange on the date of the grant.

Tax Deductibility Limit

Under the Internal Revenue Code, certain compensation in excess of $1 million paid during a year to any of the executive officers named in the Summary Compensation Table for that year is not deductible. The Committee believes that the effect of such compensation on income tax expense for 2002 was not material to the Company and that the effect of such compensation awarded for 2002 on future income tax expense will not be material. The Committee believes it is in the Company's interest to preserve flexibility to pay some compensation that will not qualify for the income tax deduction because it is based on subjective factors. Shareholders are being asked at the Annual Meeting to approve performance goals that will enable compensation resulting from the vesting of restricted stock awarded in the future that is subject to satisfaction of such goals to be deductible.

Members of the Management Development, Nominating and Governance Committee:

Sheldon B. Lubar, Chairman
Kenneth M. Jastrow, II
Leslie M. Muma

Performance Graph

The following graph compares the cumulative total stockholder return on the Company's Common Stock for the last five fiscal years with the cumulative total return on the Standard & Poor's 500 Stock Index and the Standard & Poor's 500 Insurance (Property-Casualty) Index (the peer group index which has included the Company since November, 1998). The graph assumes $100 was invested on December 31, 1997, in each of the Company's Common Stock, the Standard & Poor's 500 Stock Index and the Standard & Poor's 500 Insurance (Property-Casualty) Index, and that all dividends were reinvested. The subsequent year-end values are shown in the table below the graph.



Total Return (Base = $100)
$250
$225
$200
$175
$150
$125
$100
$75
$50
1998
1999
2000
2001
2002
MGIC INVESTMENT CORPORATION
S&P 500
S&P 500 INSURANCE (PROPERTY-CASUALTY)

	1998	1999	2000	2001	2002
S&P 500	129	156	141	125	97
S&P 500 Insurance (Property-Casualty)	93	70	108	100	89
MGIC Investment Corporation	60	91	102	94	63

Executive Compensation

The following tables provide information concerning compensation, stock option awards and aggregated stock option exercises as they relate to the Chief Executive Officer and the four other most highly compensated executive officers of the Company or MGIC in 2002 as determined under the rules of the Securities and Exchange Commission. The Company's retirement benefits are also described below.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation		
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compensation ($)(1)	Restricted Stock Awards ($)(2)	Securities Underlying Stock Options(#)	All Other Compensation ($)(3)
Curt S. Culver	2002	588,462	420,240	-0-	524,400	120,000	60,463
President and Chief	2001	532,697	566,983	-0-	707,542	75,000	59,008
Executive Officer	2000	463,482	633,339	1,230	316,661	150,000	59,105
J. Michael Lauer	2002	305,385	165,451	-0-	206,351	40,000	30,072
Executive Vice President	2001	287,697	222,488	-0-	277,530	25,000	28,715
and Chief Financial Officer	2000	277,710	280,046	979	139,954	50,000	28,974
James S. MacLeod	2002	285,769	265,500	-0-	-0-	60,000	54,541
Executive Vice President-	2001	251,077	228,748	-0-	161,223	25,000	53,082
Field Operations	2000	235,692	238,057	475	118,943	50,000	53,120
Lawrence J. Pierzchalski	2002	283,077	154,782	-0-	193,023	40,000	11,600
Executive Vice President-	2001	256,538	199,472	-0-	248,820	25,000	32,749
Risk Management	2000	243,846	245,026	417	122,474	50,000	33,621
John D. Fisk*	2002	253,846	195,000	-0-	-0-	30,000	1,600
Executive Vice President-Strategic Planning							

* Mr. Fisk joined the Company in February 2002.

(1) The amounts shown in this column for 2000 represent reimbursements for the payment of taxes related to income imputed in connection with the Supplemental Executive Retirement Plan referred to below. Other Annual Compensation for the years shown in the table does not include perquisites and other personal benefits because the aggregate amount of such compensation for each of the named individuals in each year did not exceed the disclosure threshold of the rules of the Securities and Exchange Commission.

(2) For 2002, the amounts shown in this column are the New York Stock Exchange closing price on the date of the award of $43.70, multiplied by the number of shares as follows: Mr. Culver — 12,000; Mr. Lauer — 4,722; and Mr. Pierzchalski — 4,417. For 2001 and 2000, the amounts shown are the New York Stock Exchange closing price on the date of award ($63.80 and $57.88, respectively) multiplied by the number of shares. At December 31, 2002, the number of restricted shares held and their value based on the year-end closing price of the Common Stock on the New York Stock Exchange was as follows: Mr. Culver — 11,090, $458,017; Mr. Lauer — 4,350, $179,655; Mr. MacLeod — 2,527, $104,365; and Mr. Pierzchalski — 3,900, $161,070. For 2002 and 2001, 40% of the shares vest on the first anniversary of the award and the remainder vest on the third anniversary. For 2000, all shares vested on the first anniversary of the award. Dividends are paid on the restricted shares.

(3) The 2002 amounts included in All Other Compensation consist of:

Name	Profit Sharing Contributions	Matching 401(k) Contributions	Value of Split Dollar Life Insurance Premiums(a)	Total Other Compensation(b)
Curt S. Culver	$10,000	$1,600	$46,396	$60,463
J. Michael Lauer	10,000	1,600	18,472	30,072
James S. MacLeod	10,000	1,600	42,941	54,541
Lawrence J. Pierzchalski	10,000	1,600	–0–	11,600
John D. Fisk	–0–	1,600	–0–	1,600

(a) The amount shown represents the full dollar amount paid by or on behalf of MGIC for the whole life portion of the split-dollar life insurance. The premium attributed to the term portion of such insurance was paid by the named executive officers. MGIC will be reimbursed for premiums paid upon the officer's termination of employment. All premiums paid by MGIC were paid before July 30, 2002, the effective date of the Sarbanes-Oxley Act of 2002. This Act has been interpreted to prohibit a public company's payment of split dollar life insurance premiums when the insured is an executive officer.

(b) Includes supplemental long term disability insurance premiums paid on behalf of Mr. Culver of $2,467.

Option Grants in 2002

	Individual Grants(1)				
Name	Number of Securities Underlying Options Granted(#)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Share)	Expiration Date	Grant Date Present Value(2)($)
Curt S. Culver	120,000	14.67	63.80	01/23/2012	3,255,960
J. Michael Lauer	40,000	4.89	63.80	01/23/2012	1,085,320
James S. MacLeod	60,000	7.33	63.80	01/23/2012	1,627,980
Lawrence J. Pierzchalski	40,000	4.89	63.80	01/23/2012	1,085,320
John D. Fisk	30,000	3.67	65.40	02/25/2012	829,350

(1) The options have a term of ten years and vest on each of the next five anniversaries of the grant date (subject to acceleration under certain circumstances) based on continued employment. The option grant date was January 23, 2002 for Messrs. Culver, Lauer, MacLeod and Pierzchalski and February 25, 2002 for Mr. Fisk.

(2) Grant date present values were determined under the Black Scholes option pricing model using the following assumptions: expected stock price volatility of 41.96%; all options are exercised at the end of the fifth year of the option term; an expected dividend yield of 0.24%; and a risk-free rate of return of 4.52% (4.36% for Mr. Fisk), which was the yield at the grant date on a U.S. Government Zero Coupon Bond with a maturity equal to the expected term of the grant. No adjustments are made for risk of forfeiture or non-transferability. Determining the grant date present value by use of this model is permitted by rules of the Securities and Exchange Commission. The inclusion of the model's determination in the table is not an endorsement or acknowledgement that the model can accurately determine the value of these options. The actual value realized from an option will be measured by the difference between the stock price and the exercise price on the date the option is exercised.

Aggregated Option Exercises in 2002 and Year-End Option Values

Name	Shares Acquired on Exercise During 2002(#)	Value Realized (1)($)	Number of Securities Underlying Unexercised Options at December 31, 2002		Value of Unexercised In-the-Money Options at December 31, 2002(2)	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Curt S. Culver	75,000	2,247,188	337,800	307,200	1,356,563	–0–
J. Michael Lauer	40,000	2,255,000	157,600	102,400	1,416,000	–0–
James S. MacLeod	20,000	588,250	97,600	122,400	291,750	–0–
Lawrence J. Pierzchalski	33,000	1,348,075	97,600	102,400	291,750	–0–
John D. Fisk	–0–	–0–	–0–	30,000	–0–	–0–

(1) Value realized is the market value at the close of business on the date immediately preceding the date of exercise less the exercise price.

(2) Value is based on the closing price of $41.30 for the Common Stock on the New York Stock Exchange at year-end 2002, less the exercise price.

Pension Plan

The Company maintains a Pension Plan for the benefit of substantially all employees of the Company and maintains a Supplemental Executive Retirement Plan (the "Supplemental Plan") for designated employees, including executive officers. The Supplemental Plan provides benefits that cannot be provided by the Pension Plan because of limitations in the Internal Revenue Code on benefits that can be provided by a qualified pension plan, such as the Company's Pension Plan.

Under the Pension Plan and the Supplemental Plan taken together, each executive officer named above earns an annual pension credit for each year of employment equal to 2% of the officer's eligible cash compensation for that year. At retirement, in general, the annual pension credits are added together to determine the employee's accrued pension benefit. However, the annual pension credits for service prior to 1998 for each employee with at least five years of vested service on January 1, 1998 will generally be equal to 2% of the employee's average eligible compensation for the five years ended December 31, 1997. Eligible employees with credited service for employment prior to October 31, 1985 also receive a past service benefit, which is generally equal to the difference between the amount of pension the employee would have been entitled to receive for service prior to October 31, 1985 under the terms of a prior plan had such plan continued, and the amount the employee is actually entitled to receive under an annuity contract purchased when the prior plan was terminated.

Retirement benefits vest on the basis of a graduated schedule over a seven-year period of service. Full pension benefits are payable upon retirement at or after age 65 (age 62 if the employee has completed at least seven years of service), and reduced benefits are payable beginning at age 55. The estimated annual benefits payable upon retirement at age 62 to Messrs. Culver, Lauer, MacLeod, Pierzchalski, and Fisk under the Pension Plan and the Supplemental Plan taken together, based on pension benefits earned through December 31, 2002, and an annual compensation increase of 3%, are $505,822, $147,372, $184,141, $252,274 and $126,437, respectively.

Change of Control and Severance Agreements

Each of Messrs. Culver, Lauer, MacLeod, Pierzchalski and Fisk is a party to a Key Executive Employment and Severance Agreement with the Company (a "KEESA"). If a change in control of the Company occurs and the executive's employment is terminated within three years after the change in control (this three-year period is referred to as the "employment period"), other than for cause or disability, or if the executive terminates his employment for good reason, the executive is entitled to a lump sum termination payment equal to twice the sum of his annual base salary, his maximum bonus award and an amount for pension accruals and profit sharing and matching contributions. If the employment termination occurs during the employment period but more than three months after the change in control, the termination payment is reduced. The executive is also entitled to certain other benefits and the continuation of medical and other specified employee benefits during the remainder of the employment period. The KEESA provides that all unvested stock options and restricted stock become fully vested at the date of the change in control. If the excise tax under Section 280G of the Internal Revenue Code would apply to the benefits provided under the KEESA, the executive is entitled to receive a payment so that he is placed in the same position as if the excise tax did not apply.

While the executive is employed during the employment period, the executive is entitled to a base salary no less than the base salary in effect prior to the change in control and to a bonus opportunity of no less than 75% of the maximum bonus opportunity in effect prior to the change in control. The executive is also entitled to participate in medical and other specified benefits.

The terms "change in control of the Company," "cause," "disability" and "good reason" are defined in the KEESA. The Company has entered into the same or similar agreements with 41 other officers.

The Company is a party to a Non-Competition, Confidentiality and Severance Agreement with Mr. Fisk. The agreement provides that Mr. Fisk is entitled to continued payment of his base salary of $300,000 for one year after termination if his employment terminates before February 25, 2004. These continuation payments are not made if his employment termination is due to his death, disability, voluntary resignation, other than as a result of a meaningful reduction in his job responsibilities, or in the case of certain terminations by the Company. Mr. Fisk is also entitled to continuation of medical and other specified employee benefits during the period in which he receives continuation of his base salary. The foregoing severance provisions of this agreement do not apply if Mr. Fisk is entitled to a termination payment under his KEESA. The agreement also restricts Mr. Fisk from competing with the Company after the termination of his employment and contains restrictions on Mr. Fisk's disclosure of confidential information.

Other Information

During 2002, MGIC, other subsidiaries of the Company and joint ventures provided mortgage insurance and other services to, or received services from, unaffiliated companies of which certain non-employee directors were executive officers, directors or 10% or greater equity owners. These transactions were made in the ordinary course of business, represented less than 2% of the consolidated revenues of the Company and these other companies (2% of consolidated assets in the case of loans to joint ventures) and are not considered material to the Company. Similar transactions are expected in 2003.

During 2002, Credit-Based Asset Servicing and Securitization LLC ("C-BASS"), a joint venture in which the Company has an equity interest of approximately 46%, purchased in six separate transactions (some which closed at different times) mortgage loans having an unpaid principal balance plus unpaid interest of $475.9 million from a subsidiary of Conseco, Inc. for an aggregate purchase price of $498.5 million. Mr. Hagerty is a director of Conseco, Inc. An affiliate of THL, of which Mr. Hagerty is a managing director, beneficially owns preferred stock of Conseco, Inc. convertible into 7.5% of the common stock of Conseco, Inc. During 2002, Sherman Financial Group LLC ("Sherman"), a joint venture in which the Company had an equity interest of approximately 46%, purchased in 11 separate transactions past due accounts receivable having a principal balance of $2.136 billion from a subsidiary of Metris Companies Inc. for an aggregate purchase price of $40.7 million. Mr. Hagerty is a director of Metris Companies Inc. Affiliates of THL beneficially own preferred stock of Metris Companies Inc. convertible into an aggregate of 38.5% of the common stock of Metris Companies Inc. or a combination of such common stock and a series of preferred stock. The purchase price and other terms of the transactions described in this paragraph were initiated and negotiated at arms' length directly between the management of C-BASS and the Conseco, Inc. subsidiary or directly between the management of Sherman and the Metris Companies Inc. subsidiary. It is possible that additional purchases by C-BASS or Sherman could occur in the future.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who beneficially own more than ten percent of the Company's Common Stock (other than certain investment advisers with respect to shares held for third parties), to file reports of their beneficial ownership of Company stock and changes in stock ownership with the Securities and Exchange Commission and the New York Stock Exchange. Based in part on statements by the persons subject to Section 16(a), the Company believes that all Section 16(a) forms were timely filed in 2002.

Item 2 — Approval of Performance Goals for Restricted Stock and Restricted Stock Units Awarded Under 2002 Stock Incentive Plan

Introduction

At the 2002 Annual Meeting, shareholders approved the Company's 2002 Stock Incentive Plan (the "Plan"). The Plan provides for the award of stock options ("options"), stock appreciation rights ("SARs"), restricted stock and restricted stock units. At this year's Annual Meeting, the Company is asking shareholders to approve performance goals the achievement of which will be a condition to the vesting of restricted stock or restricted stock units awarded under the Plan in the future that have such performance conditions to vesting. Shareholder approval is required so that the compensation expense resulting from the vesting of future awards of restricted stock or restricted stock units with such performance conditions to vesting is not subject to the limitation on income tax deductibility by the Company under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Under Section 162(m), the Company may not deduct compensation in excess of $1 million paid in a year to the Chief Executive Officer and the next four highest paid executive officers named in the summary compensation table in the Company's proxy statement for that year unless the compensation is payable solely on account of the achievement of preestablished, objective performance goals. If shareholders do not approve the performance goals, compensation expense resulting from the vesting of future grants of restricted stock or restricted stock units with such performance conditions to vesting will not be deductible by the Company.

The purpose of the Plan is to provide the benefits of additional incentive inherent in ownership of the Company's Common Stock by executive officers, including the Chief Executive Officer, other key employees of the Company and non-employee directors. On March 12, 2003, the last reported sale price of the Common Stock on the New York Stock Exchange was $35.80. There are currently about 150 persons eligible to receive awards under the Plan, of whom 11 are non-employee directors.

The maximum number of shares of Common Stock which may be issued under the Plan is 10,000,000 shares plus an additional amount of shares that is the total of two components. The first component is the number of shares covered by awards under the Company's 1991 Stock Incentive Plan that were outstanding on March 1, 2002 but are subsequently forfeited. The second component is the number of shares that must be purchased at a purchase price of not less than the fair market value of the shares as a condition to the award of restricted stock under the Plan. While the Common Stock is listed on an exchange, fair market value is the last reported sale price on the exchange. Shares issued under the Plan that are subsequently forfeited will not count against the limit on the maximum number of shares that may be issued under the Plan.

The material features of the Plan are summarized below. The Plan has not been amended since it was approved by shareholders at the 2002 Annual Meeting.

Administration

The Plan is administered by a Committee of the Board. The Plan provides that each member of the Committee must be an "outside director" for purposes of Section 162(m) of the Code. Among other functions, the Committee has power (a) to select the participants to whom awards are made from among the persons eligible to receive awards, (b) to determine the number of shares covered by awards, and (c) within the limits of the Plan, to set the terms of awards, including whether the achievement of performance goals will be a condition to vesting of restricted stock and restricted stock units.

Restricted Stock and Restricted Stock Units

Restricted stock is Common Stock that is not freely transferable to the participant until specified restrictions lapse or specified conditions are met. In this description, these restrictions and conditions are referred to together as restrictions. A restricted stock unit is the right to receive stock in the future, which right is subject to restrictions. The Plan authorizes the issuance of up to a total of 1,000,000 shares of restricted stock and stock issued under restricted stock units (subject to adjustment to prevent dilution).

Restricted stock that is forfeited will not count against the limit on the maximum number of restricted shares. Restricted stock and restricted stock units are subject to such restrictions as the Committee may impose. The maximum number of shares covered by all awards (whether of restricted stock, restricted stock units, options or stock appreciation rights) made to any one employee is 2,000,000 shares (subject to adjustment to prevent dilution). Unless otherwise provided by the Committee, no award may be transferred by any participant other than by will, by designation of a beneficiary or by the laws of descent and distribution.

Performance Goals

Performance goals will be determined by the Committee at the time awards of restricted stock or restricted stock units are made but not later than 90 days after the beginning of the first fiscal year covered by the performance goal. Performance goals may be the achievement of targets for earnings per share, net income, return on equity or cash flow (which may be computed with realized gains and extraordinary items included or excluded, as determined by the Committee). These targets may be annual, multi-year or a combination of annual and multi-year targets (for example, earnings per share during a year as a percentage of a multi-year earnings per share target).

Options and SARs

An option is the right to purchase a specified number of shares of Common Stock at a specified exercise price. An SAR is the right to receive, in cash or shares with equivalent value, the difference between the fair market value of a specified number of shares of Common Stock and a specified exercise price. The exercise price per share of Common Stock subject to an option or an SAR will be determined by the Committee. However, the exercise price per share may not be less than the fair market value of a share of Common Stock on the date the award is made.

The term of an option or SAR will be determined by the Committee, but may not be more than ten years. Options and SARs will vest on such conditions as are determined by the Committee. Vesting means that an option or SAR may be exercised by the participant. Conditions to vesting can include remaining as an employee or non-employee director for a specified period or the achievement of performance goals set by the Committee. The vesting of options that would vest at a later date if the participant remained with the Company may be accelerated to an earlier date if performance goals are satisfied.

Options are exercised by payment in full of the exercise price, which may be paid in cash or by delivery of shares of Common Stock owned by the participant having a fair market value equal to the exercise price or by a combination of cash and shares. Options may also be exercised through sale of the shares received on exercise with sufficient proceeds from the sale remitted to the Company to pay the exercise price. While not required by the terms of the Plan, it is anticipated awards will generally provide that options and SARs that have not vested terminate upon termination of the participant's employment, other than by reason of death. In the case of death, it is anticipated that awards will provide options and SARs will become fully vested.

Options may be "incentive stock options" under the Code ("ISOs") or options that are not ISOs. No more than 10,000,000 shares may be issued under options that are ISOs.

Adjustments and Change Of Control

In the event of any corporate transaction involving the Company, including any stock dividend, stock split, extraordinary cash dividend, recapitalization or merger, the Committee will have the authority to adjust the number and type of shares that may be issued under the Plan, including the limit on the number of shares of restricted stock and stock issued under restricted stock units, and any awards that are outstanding. Upon a change of control of the Company, as defined by the Committee and included in the agreement that will evidence the award, all awards become vested immediately and all restrictions will lapse.

Certain Federal Income Tax Consequences of Options and SARs

The grant of an option or SAR under the Plan will create no income tax consequences to the participant or the Company. A participant who is granted an option that is not an ISO will generally recognize ordinary income at the time of exercise in an amount by which the fair market value of the Common Stock at such time exceeds the exercise price. The value of the Common Stock or the amount of cash delivered on exercise of an SAR will also generally be ordinary income to the participant. The Company will be entitled to a deduction in the same amount and at the same time as ordinary income is recognized by the participant. A subsequent disposition of the Common

Stock will give rise to capital gain or loss to the extent the amount realized from the sale differs from the fair market value of the Common Stock on the date of exercise.

In general, if an ISO is awarded to an employee, the participant holds the shares of Common Stock acquired on the exercise of the ISO for at least two years from the date of grant and one year from the date of exercise, and the participant remained an employee until at least three months before exercise, the participant will recognize no income or gain as a result of the exercise, except that the alternative minimum tax may apply. Any gain or loss realized by the participant on the disposition of the Common Stock will be treated as a long-term capital gain or loss. No deduction will be allowed to the Company. If the holding period requirements described above are not satisfied, the participant will recognize ordinary income at the time of the disposition, equal to the lesser of (a) the gain realized on the disposition or (b) the difference between the exercise price and the fair market value of the shares of Common Stock on the date of exercise. The Company will be entitled to a deduction in the same amount and at the same time as ordinary income is recognized by the participant. Any additional gain realized by the participant over the fair market value at the time of exercise will be treated as capital gain.

Amendment and Termination

The Board or the Committee may amend the Plan at any time. However, the approval of the shareholders is required for amendments that increase the maximum number of shares that may be issued under the Plan; increase the maximum aggregate number of shares of restricted stock and stock issued under restricted stock units that may be issued under the Plan; or increase the maximum number of shares covered by awards to any one employee (which is 2,000,000 shares). The Board or the Committee may also terminate the Plan at any time. No amendment or termination of the Plan will adversely affect any award outstanding without the approval of the affected participant.

Securities Authorized for Issuance Under Equity Compensation Plans

The table below sets forth certain information, as of December 31, 2002, about options outstanding under the Company's 1991 Stock Incentive Plan. Other than under this plan, no options, warrants or rights were outstanding at that date under any compensation plan or individual compensation arrangement of the Company. The Company has no compensation plan under which its equity securities may be issued that has not been approved by shareholders. Share units issued under the Deferred Compensation Plan for Non-Employee Directors (see "The Board of Directors and Its Committees — Compensation of Directors — Deferred Compensation Plan"), which have no voting power and can be settled only in cash, are not considered to be equity securities for this purpose.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	3,587,559	$49.42	10,052,621*
Equity compensation plans not approved by security holders	–0–	–0–	–0–
Total	3,587,559	$49.42	10,052,621*

* All of these shares are available under the Plan. The Plan provides that the number of shares covered by awards under the 1991 Stock Incentive Plan that were outstanding on March 1, 2002 and that are subsequently forfeited are available under the Plan. The amount in column (c) includes such shares that had been forfeited as of December 31, 2002. In addition, the Plan provides that the number of shares available is increased by the number of shares that must be purchased at a purchase price of not less than fair market value as a condition to the award of restricted stock. The Plan limits the number of shares awarded as restricted stock or deliverable under restricted stock units to 1,000,000 shares.

Shareholder Vote Required

The affirmative vote of a majority of the votes cast on the performance goals approval item is required for approval of the performance goals. Shares represented by proxies that reflect abstentions and shares referred to as "broker non-votes" will not be treated as "votes cast."

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE PERFORMANCE GOALS REFERRED TO ABOVE FOR RESTRICTED STOCK AND RESTRICTED STOCK UNITS THAT MAY BE AWARDED IN THE FUTURE UNDER THE 2002 STOCK INCENTIVE PLAN. PROXIES WILL BE VOTED FOR APPROVAL, UNLESS INDICATED OTHERWISE ON THE PROXY.

Item 3 — Ratification Of Appointment Of Independent Accountants

The Board of Directors, upon the recommendation of the Audit Committee, has reappointed the accounting firm of PricewaterhouseCoopers LLP ("PwC") as independent accountants of the Company for the fiscal year ending December 31, 2003. Shareholders are being asked to ratify this appointment at the Annual Meeting. (Under the amended Audit Committee Charter, which is effective May 1, 2003, the Audit Committee has authority to appoint the independent accountants.) A representative of PwC is expected to attend the meeting and will be given an opportunity to make a statement and respond to appropriate questions.

Shareholder Vote Required

The affirmative vote of a majority of the votes cast on this matter is required for the ratification of the appointment of PwC as independent accountants. Abstentions and "broker non-votes" will not be counted as "votes cast."

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF PwC AS INDEPENDENT ACCOUNTANTS. PROXIES WILL BE VOTED FOR RATIFICATION, UNLESS INDICATED OTHERWISE ON THE PROXY.

Other Matters

Shareholder Proposals

Any shareholder who wants to include a proposal in the proxy material for the Company's 2004 Annual Meeting must submit the proposal to the Company on or before November 28, 2003. The rules of the Securities and Exchange Commission also establish other requirements for shareholder proposals of this type.

Under the Company's Bylaws, a shareholder who wants to bring business before the Annual Meeting of Shareholders, other than a proposal included in the Company's proxy material, or who wants to nominate directors at the Annual Meeting must satisfy the following requirements: (1) be a shareholder of record entitled to vote at the Annual Meeting and also be a shareholder of record at the time the following notice is given; and (2) give notice to the Company's Secretary in writing that is received at the Company's principal offices not less than 45 days nor more than 70 days before the first anniversary of the date set forth in the Company's proxy statement for the prior Annual Meeting as the date on which the Company first mailed such proxy materials to shareholders. For the 2004 Annual Meeting, the relevant dates are no later than February 11, 2004 and no earlier than January 17, 2004.

In the case of business other than nominations for directors, the notice must, among other requirements, briefly describe such business, the reasons for conducting the business and any material interest of the shareholder in such business. In the case of director nominations, the notice must, among other requirements, give various information about the nominees, including information that would be required to be included in a proxy statement of the Company had each such nominee been proposed for election by the Board of Directors of the Company.

Manner And Cost Of Proxy Solicitation

The cost of soliciting proxies will be paid by the Company. In addition to soliciting proxies by mail, employees of the Company may solicit proxies by telephone, facsimile or personal interview. The Company also has engaged D.F. King & Co., Inc. to provide proxy solicitation services for a fee of $8,000, plus expenses, including charges by brokers and other custodians, nominees and fiduciaries to forward proxy soliciting material to the beneficial owners of the Company's Common Stock.

Other Business

At the date of mailing of this Proxy Statement, the Board of Directors knew of no other business to be presented at the Annual Meeting. Under the Company's Bylaws as described under "Other Matters — Shareholder Proposals," because no notice of any other business was given to the Company, no business may be brought before the Annual Meeting by a shareholder.

EXHIBIT A

MGIC INVESTMENT CORPORATION

Corporate Governance Guidelines

I. Composition of the Board

A. Number and Terms of Directors

The Board will endeavor to maintain its size in a range of 10 – 14 directors. Directors are divided into three approximately equal classes, with a three-year term of office for each class.

B. Independent Directors

(1) Meaning of Independence

A director is independent for purposes of these Guidelines if the requirements in (a), (b) and (c) are met.

(a) Within the last five years, neither the director nor a member of the director's immediate family was

(i) an employee of the Company, other than an interim CEO or Chairman, or

(ii) an employee of the firm that is serving, or within such five-year period was serving, as the independent auditor of the Company or any affiliate.

(b) Within the last year or such longer period as may be provided under the rules of the New York Stock Exchange, neither the director nor a member of the director's immediate family had a material relationship with the Company in the sense that such relationship could reasonably call into question whether the director is independent from the management of the Company. Such relationships may arise as a result of the director's being a service provider, customer, lender or through transactions between the director and the Company or its subsidiaries. Relationships that may impair independence may be indirect and arise through the director's position with (other than solely as a director) or ownership of an entity that has a relationship with the Company.

Transactions in the ordinary course of business that do not exceed 2% of the Company's consolidated revenues for the year (2% of the Company's consolidated assets at year-end in the case of loans to the Company) and that do not exceed such threshold for the other person involved in transaction shall be deemed not to impair independence. Unless otherwise provided by the rules of the New York Stock Exchange, a transaction exceeding these thresholds does not create any implication or presumption that a director involved in the transaction is not independent.

(c) A director (the "first director") is not independent if an executive officer of the Company is a director of a company that employs the first director. If the executive officer is or was on the compensation committee of the first director's employer, the first director is not independent until five years after the executive officer ceased being on that committee.

(d) A director's immediate family consists of the director's parents, parents-in-law, siblings, spouse, children, children-in-law, and anyone else who shares the director's home.

(2) Number of Independent Directors

A substantial majority of the Board will consist of directors who are independent.

C. Leaving the Board

(1) A director shall not be nominated by the Board for reelection if at the date of the related meeting of shareholders the director would be age 70 or more.

(2) A director who retires from his principal employment or joins a new employer (including a director who was previously retired and returns to being employed) should offer to resign from the Board. The Board will determine, formally or informally, whether the resignation should be accepted after receiving a recommendation from the Management Development, Nominating and Governance Committee.

(3) A director who is an officer of the Company or a subsidiary and leaves the Company shall resign from the Board.

D. Other Directorships

A director who is the Chief Executive Officer of the Company or a subsidiary may not serve as a director of more than one public company other than the Company.

II. Board Process

A. Meetings

Four face-to-face meetings of the Board will be held each year with an additional telephone meeting held primarily to review the Company's Annual Report on Form 10-K and its proxy statement. Additional meetings shall be held if warranted. Under the current meeting schedule, the Board meets face-to-face in January, May, July and October, with a telephone meeting in March.

B. Executive Sessions

Unless another schedule is set by the Board and based on the current face-to-face meeting schedule, during the January and October meetings, the Board will meet without the presence of any director who is an officer of the Company or any subsidiary. Additional executive sessions may be scheduled as determined by the Board. The Chair of the Management Development, Nominating and Governance Committee will preside at these meetings.

C. Access to Senior Management

(1) Members of senior management should generally attend Board meetings, other than executive sessions. Members of senior management should also generally attend committee meetings and any pre-Board meeting dinners.

(2) Directors may communicate directly with members of senior management but in such communications should have due regard not to divert senior management members from their job responsibilities. The Chief Executive Officer should be copied on any written communications.

D. Board Materials

For regularly scheduled meetings, materials pertinent to the meeting agenda and the operations of the Company should be circulated to the directors a reasonable time in advance of the meeting. Directors are expected to attend meetings of the Board and review the materials circulated to them in advance of the meeting.

III. Committees of the Board

A. Standing Committees

The Board will have the following standing committees: Audit, Management Development, Nominating and Governance (which will function as both a compensation and a corporate governance committee), Risk Management and Securities Investment. The Board may appoint other standing committees if it chooses to do so as well as appoint ad hoc committees.

The charters of all committees will be approved by the Board. The members of the Audit and Management Development, Nominating and Governance Committees will consist entirely of independent directors. For this purpose, no member of the Audit Committee will be independent if the member receives any compensation from the Company other than compensation as a director.

B. Committee Membership and Chair Recommendations

Membership and chairs of committees will be recommended to the Board by the Management Development, Nominating and Governance Committee. That committee will seek input from Board members prior to making its recommendations.

C. Audit Committee Meeting Time

Meetings of the Audit Committee held in conjunction with other committee meetings will be scheduled so as not to conflict with the other committee meetings, thereby permitting all directors to attend the Audit Committee meeting if they choose to do so.

IV. Succession Planning

The Board will review annually the succession plan for the Chief Executive Officer and will include in the review succession that could occur as a result of the death, disability or unexpected resignation of the Chief Executive Officer.

V. Compensation of Directors

The Management Development, Nominating and Governance Committee will review periodically compensation of directors, including the portion of compensation consisting of equity in the Company. A meaningful portion of compensation should consist of longer-term common equity in the Company or its equivalent (such as phantom stock).

VI. Other Matters

A. Director Orientation and Continuing Education

(1) Under the oversight of the Management Development, Nominating and Governance Committee, and in conjunction with the Chief Executive Officer, there will be a formal orientation program for new directors, including an overview of the Company's business and presentations by senior management. All directors will be invited to attend.

(2) On a triennial basis, or more frequently if required by the rules of the New York Stock Exchange, directors will be reimbursed for the reasonable costs of attending "continuing director education" programs sponsored or approved by the New York Stock Exchange or a comparable organization, such as Institutional Shareholder Services.

B. Retention of Outside Advisors

The Board may retain outside advisors in its discretion. The Company shall provide funds to pay the reasonable costs and expenses of such advisors.

C. Board Self-Evaluation

Under the oversight of the Management Development, Nominating and Governance Committee, the Board will annually conduct a self-assessment.

In connection with making its recommendation to the Board to renominate a director, the Management Development, Nominating and Governance Committee will review that director's performance, including soliciting feedback from the rest of the Board.

D. Disclosure of Guidelines, Charters and Code of Business Conduct

No later than the time at which the Corporate Governance Rules of the New York Stock Exchange become effective, the Company's website will include the text of:

(1) these Guidelines,

(2) the charters of the Audit and Management Development, Nominating and Governance Committees, and

(3) the Company's Code of Business Conduct.

E. Review of Guidelines

The Management Development, Nominating and Governance Committee will review the Guidelines on an annual basis and, if there are changes, will recommend them to the Board.

F. Miscellaneous

Directors who are independent directors shall not solicit the Company to make substantial charitable contributions to any organization with which such director has a material relationship.

Interested persons desiring to communicate with the non-management members of the Board as a group, or with the Chair of the Management Development, Nominating and Governance Committee, may do so by contacting the Company's Secretary. The Secretary shall pass on any such communication without reviewing it to the Chair of the Management Development, Nominating and Governance Committee.

All interpretations of and determinations under these Guidelines are within the good faith discretion of the Board. The Guidelines do not create legal rights in any person.

MGIC INVESTMENT CORPORATION

Audit Committee Charter

Purpose and Authority

The purpose of the Audit Committee is to assist the oversight by the Company's Board of Directors of:

- the integrity of the Company's financial statements,
- the qualifications, independence and performance of the independent accountants,
- the performance of the Company's internal audit function, and
- the Company's compliance with legal and regulatory requirements.

The Committee shall also provide the report of the Committee to be included in the Company's proxy statement under the rules of the Securities and Exchange Commission ("SEC").

Within the scope of its purpose, the Committee shall have unrestricted access to any of the Company's activities and personnel. Within the scope of its purpose, the Committee has authority to retain persons from within or outside the Company as necessary in its judgment to assist or advise the Committee, and the Company shall provide funds to pay the reasonable costs and expenses of persons so retained.

Notwithstanding the Committee's purpose as set forth above, the ultimate responsibility for the integrity, completeness and fairness of the Company's financial statements rests with the Company's management. The independent accountants are intended to be the primary check on management's performance in this regard. Furthermore, the ultimate responsibility for the Company's compliance with legal and regulatory requirements also rests with the Company's management.

Structure

The Committee shall be comprised of three or more directors, each of whom shall be independent under Sections I. B. (Composition of the Board—Independent Directors) and III. A. (Committees of the Board—Standing Committees) of the Company's Corporate Governance Guidelines (the "Guidelines"). All members of the Committee shall have the ability to read and understand fundamental financial statements, and at least one member of the Committee shall have accounting or related financial management expertise (which may include being or having been a CEO or other senior officer with financial oversight responsibilities).

As contemplated by the Guidelines, the members of the Committee shall be appointed annually by the Board, and the Board shall appoint one of the members as Chairperson for the Committee.

Duties and Responsibilities

Subject to the considerations referred to in the final paragraph under "Purpose and Authority" above, the Audit Committee shall perform the duties listed below. The degree of effort the Committee devotes to the performance of any particular duty shall be determined in the judgment of the Committee. It is expressly recognized that, unless the Committee decides otherwise, some duties need not be performed each year.

1. Appoint the independent accountants (subject to ratification by the shareholders, if the Committee deems such ratification appropriate in the circumstances), assess the performance of the independent accountants, and, if appropriate, discharge such firm.
2. With respect to audit and non-audit services to be performed by the independent accountants, approve the particular service prior to engaging the independent accountants to perform it, or establish detailed procedures under which services will be pre-approved, in each case, giving consideration to the effect on the accountant's independence of performing the service.
3. Obtain a written statement annually from the independent accountants delineating all relationships between the independent accountants and the Company, discuss with

the independent accountants any disclosed relationships or services that may impact the independence of the independent accountants, and take appropriate action to satisfy itself of the independence of the independent accountants. Review any other matters of which the Committee becomes aware which would impair the independence of the independent accountants.

4. After completion of the annual audit and prior to the filing of the audited financial statements with the SEC, review with the independent accountants the results of the audit and the financial statements and discuss matters required to be communicated to audit committees in accordance with SAS 61, including any difficulties encountered during the audit and management's response. Consider the independent accountants' judgments regarding the quality and appropriateness of the Company's accounting principles as applied in the financial statements, including reviewing the accountants' report of critical accounting policies used in the audited financial statements and alternative treatments within GAAP for material items that were discussed by the accountants and management.

5. Appoint the actuary who will render the Statement of Actuarial Opinion on the Company's loss and loss adjusting expense reserves. Obtain and review the actuary's report and Statement of Actuarial Opinion.

6. Review the financial information included in the annual earnings release with management and the independent accountants prior to release to the public. Review a draft of the annual Management's Discussion and Analysis with management and the independent accountants. Recommend to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K.

7. Review the material activities of the internal audit function, including:

    - The appointment or dismissal of the Internal Audit Director.
    - Internal Audit's charter.
    - Internal Audit's annual audit plan and changes thereto, and coordination with the independent accountants.
    - Any difficulties encountered in the course of their audits, including any restrictions on the scope of work performed or access to required information.
    - Internal Audit's independence and effectiveness.
    - Internal Audit's resources and expertise.
    - Corrective actions taken by management to address the findings and recommendations of the internal auditors.

8. Review with management and the independent accountants (a) significant accounting and financial reporting developments and their impact on the Company's financial statements, and (b) significant matters relating to the Company's income tax filings.

9. The Chairperson will review the financial information included in the quarterly earnings release with management prior to release to the public. The Committee will discuss with management the types of information to be included in the Company's earnings releases and in any earnings guidance. The Committee will discuss with the independent accountants and management the Company's quarterly financial statements and will discuss with the independent auditor certain matters required to be communicated to audit committees in accordance with SAS 61 prior to the Company's filing of Form 10-Q. The Committee will discuss Management's Discussion and Analysis covering the financial statements for the first three quarters with management and the independent accountants at the next meeting of the Committee after the Form 10-Q containing such discussion is filed with the SEC.

10. Review the Company's processes for assessing risks (other than those reviewed by the Risk Management and Securities Investment Committees of the Board) and the effectiveness of the Company's system of internal controls in place to manage the risks through a review of the reports of the independent accountants and the internal

auditors, and discussions with management, the Internal Audit Director, and the independent accountants.

11. Review significant reports of examinations made by regulatory agencies and management's responses thereto

12. Review with management the adequacy of statements of policy regarding conflicts of interest and business conduct, the means used to monitor compliance and address exceptions, and the results of monitoring programs.

13. Review with the Company's counsel and compliance officer the processes for monitoring compliance with laws and regulations, and review any legal, regulatory and compliance matters that could have a material impact on the Company's financial statements.

14. Review the policies, procedures and audit results associated with officers' expenses.

15. Provide the report of the Committee to be included in the Company's proxy statement under the rules of the SEC.

16. Report after each Committee meeting a summary of the Committee's activities to the Board of Directors.

17. Annually evaluate the performance of the Committee by completing a self-assessment.

18. Review this charter annually. Submit any proposed changes to the charter resulting from the review to the Board of Directors for approval.

Meetings

The Committee shall seek to meet six times annually (four quarterly meetings, one telephonic meeting to review the annual earnings release prior to release to the public, and one telephonic meeting to review Management's Discussion and Analysis). The Internal Audit Director will act as Committee Secretary and prepare minutes of the meetings. After the minutes are approved by the Committee, a copy will be sent to the Secretary of the Company for filing in the Company's minute books. The approved minutes of the Committee, as is the case with the minutes of all of the committees of the Board, are available for review by any interested Director.

The internal auditors, independent accountants and representatives of management may meet alone with the Committee and have the authority and are expected to contact the Committee on any matters requiring its attention. As necessary or desirable, the Chairperson may request that members of management, the Internal Audit Director and representatives of the independent accountants be present at Committee meetings.

MGIC INVESTMENT CORPORATION

Management Development, Nominating and Governance Committee Charter

The purpose of the Management Development, Nominating and Governance Committee is to have oversight responsibility for three general areas:

- compensation of the Chief Executive Officer and other members of senior management, including the report on executive compensation in the Corporation's proxy statement; succession planning for the CEO; and compensation of the Board of Directors;
- identifying persons qualified to become directors and recommending to the Board its nominees for directors; and
- corporate governance, including recommending the Corporation's corporate governance guidelines.

The Board shall appoint the members of the Committee, including the Chair of the Committee, and may replace the members of the Committee. Each member of the Committee shall be an independent director under the Corporation's Corporate Governance Guidelines. The Committee may form subcommittees and delegate specified functions to those subcommittees. The Committee will make regular reports to the Board.

The Committee shall have authority to retain compensation consultants, search firms and other advisers of its own choosing to assist the Committee in performing its responsibilities, including the terms of their retention and termination. The Committee will annually evaluate its performance in each of its areas of oversight responsibility.

In the Committee's oversight capacity with respect to compensation and succession matters, the Committee's responsibilities and authority are to:

1. Annually approve corporate goals relating to CEO compensation, evaluate the CEO's performance in light of the goals and set the CEO's compensation based on the evaluation.
2. Annually review the CEO's evaluation of the performance and compensation of other members of senior management and approve compensation of members of senior management.
3. Recommend to the Board incentive compensation plans and equity-based plans for the CEO and senior management.
4. Act as the administrator under the Corporation's equity-based plans which provide for administration by a committee of the Board, including the authority to make awards within the terms of those plans.
5. Oversee the CEO succession planning process.
6. Produce a report on officer compensation for the Corporation's proxy statement as required by the rules of the Securities and Exchange Commission.
7. Review the compensation of directors and make recommendations to the Board.

In the Committee's oversight capacity with respect to nominations for directors, the Committee's responsibilities and authority are to:

1. Identify new director candidates reflecting criteria established by the Board, which include an inquiring and independent mind and sound and considered judgment.
2. Recommend to the Board its nominees for directors, including in the case of nominees who are on the Board, a review of the Board performance of such directors with feedback solicited from other members of the Board.

In the Committee's oversight capacity with respect to corporate governance matters, the Committee's responsibilities and authority are to:

1. Recommend to the Board the members of Committees of the Board and the Chair of each Committee.
2. Review the Corporation's Corporate Governance Guidelines on an annual basis and recommend to the Board any changes in the Guidelines.
3. Oversee the Board's self-evaluation process and the director orientation program contemplated by the Corporate Governance Guidelines.

MGIC



MGIC Investment Corporation

ANNUAL REPORT

2002

Financial Highlights

	2000	2001	2002
Net income ($ millions)	542.0	639.1	629.2
Diluted earnings per share ($)	5.05	5.93	6.04
Return on equity (%)	25.7	22.7	19.3



Shareholders' Equity
($ millions)
2,465
3,020
3,395
2000
2001
2002



New Primary Insurance Written
($ billions)
41.5
86.1
92.5
2000
2001
2002



Direct Primary Insurance in Force
($ billions)
160.2
183.9
197.0
2000
2001
2002



Direct Primary Risk in Force
($ billions)
39.1
42.7
47.6
2000
2001
2002



Investment Portfolio
($ millions)
3,472
4,069
4,726
2000
2001
2002



Revenue
($ millions)
1,110
1,358
1,566
2000
2001
2002



MGIC achieved strong results in 2002, posting net income of $629 million, despite the convergence of several trends which created the most challenging operating environment in recent memory.

Although record low interest rates in 2002 enabled MGIC to write an all-time high $92.5 billion of new insurance, they also produced record policy cancellations of $79.4 billion. The net result was solid insurance in-force growth of 7.1%. The record volume of new business also drove underwriting expenses higher, while the aging and composition of our insurance in force, together with a soft economy, produced higher delinquencies and claim losses.

MGIC successfully met last year's challenges, and ended the year with excellent operating ratios. At 45.7% (30.9% loss ratio, 14.8% expense ratio), MGIC's 2002 combined ratio was exceptional by any insurance industry standard. In particular, our ability to reduce the expense ratio to 14.8% while processing record volumes of business was a tremendous accomplishment and is a testament to the hard work and dedication of MGIC co-workers as well as to our continued investments in technology.

MGIC also continued to improve its already strong financial position during 2002. Our high-quality investment portfolio grew 16% to $4.7 billion and loss reserves increased $119 million to $733 million. Shareholders' equity increased 12% to $3.4 billion and return on equity was 19.3%, reflecting our continued focus on maximizing shareholder value.

The market MGIC serves, home mortgage finance, continued its rapid growth in 2002. Mortgage originations were an estimated $2.6 trillion, an all-time record, and mortgage debt outstanding grew an estimated 12% to $6.4 trillion. Our core product, private mortgage insurance, supported the market's growth by enabling 672,000 families to realize the dream of homeownership or lower their mortgage cost through refinancing, thereby helping to boost our nation's homeownership rate to a record 68.3%.

Looking ahead, we expect a strong level of mortgage originations in 2003, perhaps approaching last year's $2.6 trillion record. Any decline in 2003 originations will be in refinance activity, with purchase transactions topping the $1 trillion mark for the first time. Given the likelihood of a somewhat smaller market in 2003, we expect new insurance written to decline and revenue growth to slow in response to a lower insurance in-force growth rate and the increasing penetration of risk-sharing arrangements, although we have taken steps to try to limit the future impact of captive reinsurance structures. Stable to rising interest rates should lead to higher persistency and lower underwriting expenses in the second half of the year as refinance activity declines. The delinquency inventory should continue to increase, reflecting the aging of our insurance in force as well as the weak economy. Consequently, paid claims and incurred losses are likely to increase throughout the year, although continued strength across residential real estate markets nationally coupled with MGIC's loss mitigation efforts should limit the impact.

Overall, we see 2003 as a year in which MGIC transitions to higher persistency, lower underwriting expenses and, as the economy gets back on track, improving loss trends going into 2004.

Longer term, MGIC has excellent opportunity for growth. Strong demographics and an increasing homeownership rate will result in 15 million new homeowners this decade, compared with 11.4 million in the 1990s. Given these positive trends, annual mortgage originations should average $1.6 trillion this decade, compared with $935 billion last decade. And, because a disproportionately large segment of the growth will be minority and immigrant homeowners needing high-ratio loans requiring mortgage insurance, we expect that our industry's current 13% share of the overall market should increase by about a third.

MGIC is well positioned to capitalize on the future growth opportunity. We continue to lead the industry in the four key metrics in our business: risk management, as demonstrated by our loss ratio, which is low by historic industry standards; productivity, which is evidenced by our low 14.8% expense ratio; our financial strength and flexibility, described earlier; and market share.

MGIC's market share is now more than one-third higher than its next closest competitor, a position that we expect will be negatively impacted by our decision not to participate in certain risk-sharing arrangements. However, any share loss should be mitigated by the wide range of products and services MGIC offers that enhance our customers' profitability, including contract underwriting, eMagic.com® and Defender®. Using MGIC's proprietary technology and leveraging the web, our contract underwriters perform the underwriting function for our customers at a much lower cost than they can do it themselves. In 2002, we underwrote 831,000 loans for our customers.

eMagic.com is MGIC's neutral website that helps lenders automate their business operations by offering them web storefronts, private-label websites and access to all of the mortgage services needed to close a mortgage loan. As of year-end 2002, annualized transaction volume through eMagic totaled 955,000, up 316% from a year earlier, and more than 27,000 originators had used the system.

Defender is an interactive voice response system coupled with MGIC's neural-net prepayment model that answers the phone for our customers. Servicers who use Defender benefit by retaining more of their mortgage customers, reducing exposure to impairment charges and lowering servicing expenses. Defender, which answered the phone for our customers 4.3 million times last year, is utilized on servicing portfolios totaling $1.4 trillion, which is nearly one-fourth of the U.S. servicing market.

In summary, we expect that 2003 will represent a transition from the challenging operating environment of 2002 to the return of more favorable business fundamentals in 2004 and excellent growth opportunities longer term.

Sincerely,

Curt S. Culver
President and Chief Executive Officer

The factors discussed under "Risk Factors" in "Management's Discussion and Analysis" elsewhere is this Annual Report may cause actual results to differ materially from the results contemplated by forward looking statements made in the foregoing letter. Forward looking statements are statements which relate to matters other than historical fact. Statements in the letter that include words such as "anticipates," "expects" or "will be," or words of similar import, are forward looking statements.

Five-Year Summary of Financial Information

	2002	2001	2000	1999	1998
	(In thousands of dollars, except per share data)				
Summary of Operations					
Revenues:					
Net premiums written	$ 1,177,955	$ 1,036,353	$ 887,388	$ 792,345	$ 749,161
Net premiums earned	$ 1,182,098	$ 1,042,267	$ 890,091	$ 792,581	$ 763,284
Investment income, net	207,516	204,393	178,535	153,071	143,019
Realized investment gains, net	29,113	37,352	1,432	3,406	18,288
Other revenue	147,076	73,829	40,283	47,697	47,075
Total revenues	1,565,803	1,357,841	1,110,341	996,755	971,666
Losses and expenses:					
Losses incurred, net	365,752	160,814	91,723	97,196	211,354
Underwriting and other expenses	265,633	234,494	177,837	198,147	187,103
Interest expense	36,776	30,623	28,759	20,402	18,624
Litigation settlement	–	–	23,221	–	–
Total losses and expenses	668,161	425,931	321,540	315,745	417,081
Income before tax	897,642	931,910	788,801	681,010	554,585
Provision for income tax	268,451	292,773	246,802	210,809	169,120
Net income	$ 629,191	$ 639,137	$ 541,999	$ 470,201	$ 385,465
Weighted average common shares outstanding (in thousands)	104,214	107,795	107,260	109,258	113,582
Diluted earnings per share	$ 6.04	$ 5.93	$ 5.05	$ 4.30	$ 3.39
Dividends per share	$ .10	$ .10	$ .10	$ .10	$ .10
Balance sheet data					
Total investments	$ 4,726,472	$ 4,069,447	$ 3,472,195	$ 2,789,734	$ 2,779,706
Total assets	5,300,303	4,567,012	3,857,781	3,104,393	3,050,541
Loss reserves	733,181	613,664	609,546	641,978	681,274
Short- and long-term debt	677,246	472,102	397,364	425,000	442,000
Shareholders' equity	3,395,192	3,020,187	2,464,882	1,775,989	1,640,591
Book value per share	33.87	28.47	23.07	16.79	15.05

A brief description of the Company's business is contained in Note 1 to the Consolidated Financial Statements of the Company.

Five-Year Summary of Financial Information

	2002	2001	2000	1999	1998
New primary insurance written ($ millions)	$ 92,532	$ 86,122	$ 41,546	$ 46,953	$ 43,697
New primary risk written ($ millions)	23,403	21,038	10,353	11,422	10,850
New pool risk written ($ millions) (1)	674	412	345	564	618
Insurance in force (at year-end) ($ millions)					
Direct primary insurance	196,988	183,904	160,192	147,607	137,990
Direct primary risk	47,623	42,678	39,090	35,623	32,891
Direct pool risk (1)	2,568	1,950	1,676	1,557	1,133
Primary loans in default ratios					
Policies in force	1,655,887	1,580,283	1,448,348	1,370,020	1,320,994
Loans in default	73,648	54,653	37,422	29,761	29,253
Percentage of loans in default	4.45%	3.46%	2.58%	2.17%	2.21%
Percentage of loans in default — bulk (2)	10.09%	8.59%	9.02%	8.04%	–
Insurance operating ratios (GAAP)					
Loss ratio	30.9%	15.4%	10.3%	12.3%	27.7%
Expense ratio	14.8%	16.5%	16.4%	19.7%	19.6%
Combined ratio	45.7%	31.9%	26.7%	32.0%	47.3%
Risk-to-capital ratio (statutory)					
MGIC	8.7:1	9.1:1	10.6:1	11.9:1	12.9:1

(1) Represents contractual aggregate loss limits and, for the year ended December 31, 2002, for $3.0 billion of risk without such limits, risk is calculated at $276 million for new risk written and $274 million for risk in force, the estimated amount that would credit enhance these loans to a 'AA' level.

(2) Information relating to bulk defaults in 1998 is not separately presented and is not material.

Results of Consolidated Operations

2002 Compared with 2001

Net income for 2002 was $629.2 million, compared to $639.1 million in 2001, a decrease of 2%. Diluted earnings per share for 2002 was $6.04 compared with $5.93 in 2001. Adjusted weighted average diluted shares outstanding for the years ended December 31, 2002 and 2001 were 104.2 million and 107.8 million, respectively. As used in this report, the term "Company" means the Company and its consolidated subsidiaries, which do not include less than majority owned joint ventures in which the Company has an equity interest.

Total revenues for 2002 were $1,565.8 million, an increase of 15% from the $1,357.8 million for 2001. This increase was primarily attributed to increases in net premiums earned and other revenue. See below for a further discussion of premiums and other revenue.

Losses and expenses for 2002 were $668.2 million, an increase of 57% from $425.9 million for 2001. The increase from last year can be attributed to a 127% increase in losses incurred, which primarily related to increases in delinquent loans and paid losses, and an aggregate increase in underwriting and interest expenses of 14%, which related to increases in insured volume and debt outstanding. See below for a further discussion of losses incurred and expenses.

The amount of new primary insurance written by MGIC during 2002 was $92.5 billion, compared to $86.1 billion in 2001, an increase of $6.4 billion. New insurance written in the bulk channel declined $3.2 billion during 2002 compared to 2001, as further discussed below. New insurance written on a flow basis increased $9.6 billion during 2002 compared to 2001, with refinance volume approximately equal in both years (41.6% of new insurance written in 2001 and 42.6% in 2002).

The $92.5 billion of new primary insurance written during 2002 was offset by the cancellation of $79.4 billion of insurance in force, and resulted in a net increase of $13.1 billion in primary insurance in force, compared to new primary insurance written of $86.1 billion, the cancellation of $62.4 billion of insurance in force and a net increase of $23.7 billion in primary insurance in force during 2001. Direct primary insurance in force was $197.0 billion at December 31, 2002 compared to $183.9 billion at December 31, 2001. Direct primary risk in force, net of aggregate loss limits, was $47.6 billion at December 31, 2002 compared to $42.7 billion at December 31, 2001.

In addition to providing primary insurance coverage, the Company also insures pools of mortgage loans. New pool risk written during 2002 and 2001 was $674 million and $412 million, respectively. The Company's direct pool risk in force was $2.6 billion at December 31, 2002 and $2.0 billion at December 31, 2001. Of the pool risk written in 2002 and the risk in force, $398 million and $2.3 billion, respectively, represent contractual aggregate loss limits. For $3.0 billion of risk without such limits, risk is calculated at $276 million for new pool risk written and $274 million for pool risk in force, the estimated amount that would credit enhance these loans to a 'AA' level.

Cancellation activity has historically been affected by the level of mortgage interest rates, with cancellations generally moving inversely to the change in the direction of interest rates. The home mortgage interest rate environment continued to decline in 2002. As a result, cancellations increased during 2002 compared to the cancellation levels during 2001, which resulted in a decrease in the MGIC persistency rate (percentage of insurance remaining in force from one year prior) to 56.8% at December 31, 2002 from 61.0% at December 31, 2001. In view of continued strong refinance activity in 2003, the persistency rate could decline further during the first quarter of 2003.

New insurance written during 2002 for bulk transactions was $22.5 billion ($6.6 billion, $5.7 billion, $4.4 billion and $5.8 billion for the first through fourth quarters, respectively) compared to $25.7 billion during 2001. The Company's writings of bulk insurance are in part sensitive to the volume of securitization transactions involving non-conforming loans. A securitization involves the sale of whole loans held by the securitizer. The Company believes that the relatively high historical spread between the cost of funding mortgages and mortgage coupon rates during portions of the second half of 2002 resulted in increased prices for whole loans which had the effect of reducing the supply of mortgages available for current securitization. The Company's writings of bulk insurance are also sensitive to competition from other methods of providing credit enhancement in a securitization, including the willingness of investors to purchase tranches of the securitization with a higher degree of credit risk. The Company expects bulk volume for the first quarter of 2003 will exceed bulk volume for the fourth quarter of 2002.

The Company expects that the loans included in bulk transactions will have delinquency and claim rates in excess of those on the Company's flow business and will have lower persistency than the Company's flow business. While the Company believes it has priced its bulk business to generate acceptable returns, there can be no assurance that the assumptions underlying the premium rates adequately address the risk of this business. In the first quarter of 2002, the Company entered into a preliminary agreement providing that new insurance written in 2002 through the bulk channel on Alt A, subprime and certain other loans would be subject to quota share reinsurance of approximately 15% provided by a third party reinsurer. The agreement was terminated on a cutoff basis effective October 1, 2002, relieving both parties of any further obligations.

Net premiums written increased 14% to $1,178.0 million during 2002, from $1,036.4 million during 2001. Net premiums earned increased 13% to $1,182.1 million for 2002 from $1,042.3 million for 2001. The increases were primarily a result of the growth in insurance in force and a higher percentage of premiums on products with higher premium rates, principally on insurance written through the bulk channel, offset in part by an increase in ceded premiums.

Premiums ceded in captive mortgage reinsurance arrangements and in risk sharing arrangements with the GSEs were $100.0 million in 2002, compared to $61.0 million in 2001. Through September 30, 2002, approximately 53% of the Company's new insurance written on a flow basis was subject to such arrangements compared to 50% for the year ended December 31, 2001. (New insurance written through the bulk channel is not subject to such arrangements.) The percentage of new insurance written during a period covered by such arrangements normally increases after the end of the period because, among other reasons, the transfer of a loan in the secondary market can result in a mortgage insured during a period becoming part of such an arrangement in a subsequent period. Therefore, for 2002, the percentage of new insurance written covered by such arrangements is shown as of the end of the prior quarter. Premiums ceded in such arrangements are reported as ceded in the period in which they are ceded regardless of when the mortgage was insured.

A substantial portion of the Company's captive mortgage reinsurance arrangements are structured on an excess of loss basis. The Company has decided that, effective March 31, 2003, it will not participate in excess of loss risk sharing arrangements with net premium cessions in excess of 25% on terms which are generally present in the market. The captive mortgage reinsurance programs of larger lenders generally are not consistent with the Company's position. Hence, the Company expects its position with respect to such risk sharing arrangements will result in a reduction in business from such lenders.

Investment income for 2002 was $207.5 million, compared to $204.4 million for 2001. This increase was the result of increases in the amortized cost of average invested assets to $4.2 billion for 2002 from $3.7 billion for 2001, an increase of 15%, offset by a decrease in the investment yield. The portfolio's average pre-tax investment yield was 4.7% for 2002 and 5.4% for 2001. The portfolio's average after-tax investment yield was 4.2% for 2002 and 4.6% for the same period in 2001. The Company's net realized gains were $29.1 million for 2002 compared to net realized gains of $37.4 million during 2001, resulting primarily from the sale of fixed maturities.

Other revenue, which is composed of various components, was $147.1 million for 2002, compared with $73.8 million for 2001. The increase is primarily the result of increased equity earnings from Credit-Based Asset Servicing and Securitization LLC and its subsidiaries (collectively, "C-BASS") and Sherman Financial Group LLC and its subsidiaries (collectively, "Sherman"), joint ventures with Radian Group Inc. ("Radian"), and from contract underwriting.

C-BASS, in which the Company and Radian each have an interest of approximately 45.9%, is a mortgage investment and servicing firm specializing in credit-sensitive single-family residential mortgage assets and residential mortgage-backed securities. C-BASS principally invests in whole loans (including subprime loans) and mezzanine and subordinated residential mortgage-backed securities backed by non-conforming residential mortgage loans. C-BASS's principal sources of revenues during the last three years were gain on securitization and liquidation of mortgage-related assets, servicing fees and net interest income (including accretion on mortgage securities), which revenue items were offset by unrealized losses. C-BASS's results of operations are affected by the timing of its securitization transactions. Virtually all of C-BASS's assets do not have readily ascertainable market values and, as a result, their value for financial statement purposes is estimated by the management of C-BASS. These estimates reflect the net present value of the future cash flows from the assets, which in turn depend on, among other things, estimates of the level of losses on the underlying mortgages and prepayment activity by the mortgage borrowers. Market value adjustments could impact C-BASS's results of operations and the Company's share of those results.

Total consolidated assets of C-BASS at December 31, 2002 and 2001 were approximately $1.754 billion and $1.288 billion, respectively. Total liabilities at December 31, 2002 and 2001 were approximately $1.385 billion and $1.006 billion, respectively, of which approximately $1.110 billion and $0.934 billion, respectively, were funding arrangements, including accrued interest, virtually all of which mature within one year or less. The remaining liabilities at those dates were related to interest rate hedging activities or were accrued expenses and other liabilities. For the years ended December 31, 2002 and 2001, revenues of approximately $311 million and $224 million, respectively, and expenses of approximately $173 million and $138 million, respectively, resulted in income before tax of approximately $138 million and $86 million, respectively. The Company does not anticipate that C-BASS's income before tax in 2003 will exceed its income before tax in 2002. The Company is not undertaking any obligation to provide an update of this expectation should it subsequently change.

Sherman is engaged in the business of purchasing and servicing delinquent consumer assets such as credit card loans and Chapter 13 bankruptcy debt. A substantial portion of Sherman's consolidated assets are investments in consumer receivable portfolios that do not have readily ascertainable market values. Sherman's results of operations are sensitive to estimates by Sherman's management of ultimate collections on these portfolios. Effective January 1, 2003, the Company and Radian each sold 4 percentage points of their respective interest in Sherman to Sherman's management for cash, reducing each company's interest in Sherman to 41.5%.

Because C-BASS and Sherman are accounted for by the equity method, they are not consolidated with the Company and their assets and liabilities do not appear in the Company's balance sheet. The "investments in joint ventures" item in the Company's balance sheet reflects the amount of capital contributed by the Company to the joint ventures plus the Company's share of their net income (or minus its share of their net loss) and minus capital distributed to the Company by the joint ventures. The Company's investment in C-BASS on an equity basis at December 31, 2002 was $168.7 million. The Company's investment in Sherman on an equity basis at December 31, 2002 was $54.4 million.

As discussed in "Note 2 – Loss Reserves" to the Company's consolidated financial statements, consistent with industry practice, loss reserves for future claims are established only for loans that are currently delinquent. (The terms "delinquent" and "default" are used interchangeably by the Company.) Loss reserves are established by management's estimating the number of loans in the Company's inventory of delinquent loans that will not cure their delinquency (historically, a substantial majority of delinquent loans have cured), which is referred to as the claim rate, and further estimating the amount that the Company will pay in claims on the loans that do not cure, which is referred to as claim severity. Estimation of losses that the Company will pay in the future is inherently judgmental. The conditions that affect the claim rate and claim severity include the current and future state of the domestic economy and the current and future strength of local housing markets.

Net losses incurred increased 127% to $365.8 million in 2002, from $160.8 million in 2001. On a quarterly basis, net losses incurred were $59.7 million, $64.4 million, $101.1 million and $140.5 million for the first through the fourth quarters, respectively. The increase in 2002 was due to an increase in the primary notice inventory related to bulk default activity and defaults arising from the early development of the 2000 and 2001 flow books of business as well as an increase in losses paid. The average primary claim paid for 2002 was $20,115 compared to $18,607 for 2001. In 2002, the primary determinant of incurred losses was the level and composition of the notice inventory, rather than claim severity. The Company expects that incurred losses in 2003 will increase over the level of 2002. The Company is not undertaking any obligation to provide an update of this expectation should it subsequently change.

Information about the composition of the primary insurance default inventory at December 2002 and 2001 appears in the table below.

	December 31, 2002	December 31, 2001
Total loans delinquent	73,648	54,653
Percentage of loans delinquent (default rate)	4.45%	3.46%
Flow loans delinquent	43,196	36,193
Percentage of flow loans delinquent (default rate)	3.19%	2.65%
Bulk loans delinquent	30,452	18,460
Percentage of bulk loans delinquent (default rate)	10.09%	8.59%
A-minus and subprime credit loans delinquent*	25,504	15,649
Percentage of A-minus and subprime credit loans delinquent (default rate)	12.68%	11.60%

* A portion of A-minus and subprime credit loans is included in flow loans delinquent and the remainder is included in bulk loans delinquent. Most A-minus and subprime credit loans are written through the bulk channel.

The pool notice inventory increased from 23,623 at December 31, 2001 to 26,676 at December 31, 2002.

Information about losses paid in 2002 and 2001 appears in the table below.

Net paid claims ($ millions)	Twelve months ended December 31,	
	2002	2001
Flow	$117	$ 93
Bulk	65	14
Second mortgage	24	16
Pool and other	35	27
	$241	$150

The Company stopped writing new second mortgage risk for loans closing after 2001.

At December 31, 2002, 82% of MGIC's insurance in force was written subsequent to December 31, 1998. Based on the Company's flow business, the highest claim frequency years have typically been the third through fifth year after the year of loan origination. However, the pattern of claims frequency for refinance loans may be different from this historical pattern and the Company expects the period of highest claims frequency on bulk loans will occur earlier than in this historical pattern.

For additional information about loss reserves, see Note 6 of the Notes to the Company's consolidated financial statements.

Underwriting and other expenses increased to $265.6 million in 2002 from $234.5 million in 2001, an increase of 13%. The increase can be attributed to increases in expenses related to increased volume. In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment to SFAS No. 123, Accounting for Stock-Based Compensation. The Company intends to adopt SFAS No. 148 in the first quarter of 2003. The adoption requires expensing of stock-based employee compensation costs.

Interest expense increased to $36.8 million in 2002 from $30.6 million during the same period in 2001 primarily due to an increase in debt outstanding offset by lower weighted-average interest rates during 2002 compared to 2001.

The consolidated insurance operations loss ratio was 30.9% for 2002 compared to 15.4% for 2001. The consolidated insurance operations expense and combined ratios were 14.8% and 45.7%, respectively, for 2002 compared to 16.5% and 31.9% for 2001.

The effective tax rate was 29.9% in 2002, compared to 31.4% in 2001. During both periods, the effective tax rate was below the statutory rate of 35%, reflecting the benefits of tax-preferenced investments. The lower effective tax rate in 2002 resulted from a higher percentage of total income before tax being generated from the tax-preferenced investments.

2001 Compared with 2000

Net income for 2001 was $639.1 million, compared to $542.0 million in 2000, an increase of 18%. Net income for 2000 includes a pre-tax charge of $23.2 million for settlement of the RESPA settlement described in "Other Matters" below. Diluted earnings per share was $5.93 for 2001 compared with $5.05 in 2000.

Total revenues for 2001 were $1,357.8 million, an increase of 22% from the $1,110.3 million for 2000. This increase was primarily attributable to an increase in new business writings, which included $25.7 billion of bulk transactions. Also contributing to the increase in revenues was an increase in investment income resulting from strong cash flows and increases in realized gains and other revenue. See below for a further discussion of premiums, investment income and other revenue.

Losses and expenses for 2001 were $425.9 million, an increase of 32% from $321.5 million for the same period of 2000. The increase in 2001 can be attributed to an increase in losses related to an increase in notice inventories and an increase in expenses related to increases in insured volume and in contract underwriting. See below for a further discussion of losses incurred and underwriting expenses.

The amount of new primary insurance written by MGIC during 2001 was $86.1 billion, compared with $41.5 billion in 2000. Refinancing activity increased to 42% of new primary insurance written in 2001 on a flow basis (or $25.1 billion), compared to 13% in 2000 (or $4.6 billion) as a result of the decreasing mortgage interest rate environment in 2001. New primary insurance written in the bulk channel increased to 30% of new primary insurance written in 2001 compared to 17% in 2000, reflecting the increasing use of mortgage insurance in certain mortgage securitizations and MGIC's share of this market. A portion of the loans insured in bulk transactions are refinanced loans. New insurance written on a flow basis increased $25.9 billion from 2000 to 2001.

The $86.1 billion of new primary insurance written during 2001 was offset by the cancellation of $62.4 billion of insurance in force, and resulted in a net increase of $23.7 billion in primary insurance in force, compared to new primary insurance written of $41.5 billion, the cancellation of $28.9 billion of insurance in force and a net increase of $12.6 billion in primary insurance in force during 2000.

New pool risk written during 2001 and 2000 was $411.7 million and $345.5 million, respectively. The Company's direct pool risk in force was $2.0 billion at December 31, 2001 compared to $1.7 billion at December 31, 2000.

Cancellations increased during 2001 compared to the cancellation levels of 2000 principally due to the lower mortgage interest rate environment which resulted in a decrease in the MGIC persistency rate to 61.0% at December 31, 2001 from 80.4% at December 31, 2000.

Net premiums written increased 17% to $1,036.4 million in 2001, from $887.4 million in 2000. Net premiums earned increased 17% to $1,042.3 million in 2001 from $890.1 million in 2000. The increases were primarily a result of the growth in insurance in force and a higher percentage of renewal premiums on products with higher premium rates, principally on insurance written though the bulk channel, offset in part by an increase in ceded premiums to $65.3 million in 2001, compared to $52.9 million in 2000. Premiums ceded in captive mortgage reinsurance arrangements and in risk sharing arrangements with the GSEs were $61.0 million in 2001 compared to $43.2 million in 2000.

Investment income for 2001 was $204.4 million, an increase of 14% over the $178.5 million in 2000. This increase was primarily the result of an increase in the amortized cost of average invested assets to $3.7 billion for 2001 from $3.1 billion for 2000, an increase of 18%. The portfolio's average pre-tax investment yield was 5.4% and 6.0% at December 31, 2001 and 2000, respectively. The portfolio's average after-tax investment yield was 4.6% and 4.9% at December 31, 2001 and 2000, respectively. The Company's net realized gains of $37.4 million during 2001 compared to $1.4 million in 2000, resulted primarily from the sale of fixed maturities.

Other revenue was $73.8 million in 2001, compared with $40.3 million in 2000. The increase is primarily the result of an increase in contract underwriting revenue and increases in equity earnings from C-BASS and Sherman.

For the years ended December 31, 2001 and 2000, C-BASS had revenues of approximately $224 million and $154 million, respectively, and expenses of approximately $138 million and $98 million, respectively, which resulted in income before tax of approximately $86 million and $56 million, respectively.

Net losses incurred increased 75% to $160.8 million in 2001, from $91.7 million in 2000. The increase was due to an increase in the primary notice inventory related to bulk default activity, which in turn was the result of the higher volume of bulk business; the maturation of the relatively large 1998 and 1999 books of business, which had entered their peak delinquency periods; and defaults arising from the early development of the 2000 book of business. The average claim paid for 2001 was $18,607 compared to $18,977 in 2000. For information about the notice inventory and default rates for 2001, see "2002 Compared with 2001."

Underwriting and other expenses increased to $234.5 million in 2001 from $177.8 million in 2000, an increase of 32%. The increase can be attributed to increases in both insurance and non-insurance expenses related to increased volume and contract underwriting.

Interest expense in 2001 increased to $30.6 million from $28.8 million in 2000 due to slightly higher weighted-average interest rates in 2001 compared to 2000, and higher weighted-average balances.

The consolidated insurance operations loss ratio was 15.4% for 2001 compared to 10.3% for 2000. The consolidated insurance operations expense and combined ratios were 16.5% and 31.9%, respectively, for 2001 compared to 16.4% and 26.7%, respectively for 2000.

The effective tax rate was 31.4% in 2001, compared to 31.3% in 2000. During both years, the effective tax rate was below the statutory rate of 35%, reflecting the benefits of tax-preferenced investments. The higher effective tax rate in 2001 resulted from a lower percentage of total income before tax being generated from tax-preferenced investments in 2001.

Other Matters

In June 2001, the Federal District Court for the Southern District of Georgia, before which Downey et. al. v. MGIC was pending, issued a final order approving a settlement agreement and certified a nationwide class of borrowers. In the fourth quarter of 2000, the Company recorded a $23.2 million charge to cover the estimated costs of the settlement, including payments to borrowers. Due to appeals by certain class members and members of classes in two related cases, payments to borrowers in the settlement are delayed pending the outcome of the appeals. The settlement includes an injunction that prohibits certain practices and specifies the basis on which agency pool insurance, captive mortgage reinsurance, contract underwriting and other products may be provided in compliance with the Real Estate Settlement Procedures Act. There can be no assurance that the standards established by the injunction will be determinative of compliance with the Real Estate Settlement Procedures Act were additional litigation to be brought in the future.

The complaint in the case alleges that MGIC violated the Real Estate Settlement Procedures Act by providing agency pool insurance, captive mortgage reinsurance, contract underwriting and other products that were not properly priced, in return for the referral of mortgage insurance. The complaint seeks damages of three times the amount of the mortgage insurance premiums that have been paid and that will be paid at the time of judgment for the mortgage insurance found to be involved in a violation of the Real Estate Settlement Procedures Act. The complaint also seeks injunctive relief, including prohibiting MGIC from receiving future premium payments. If the settlement is not fully implemented, the litigation will continue. In these circumstances, there can be no assurance that the ultimate outcome of the litigation will not materially affect the Company's financial position or results of operations.

Under the Office of Federal Housing Enterprise Oversight's ("OFHEO") risk-based capital stress test for the GSEs, claim payments made by a private mortgage insurer on GSE loans are reduced below the amount provided by the mortgage insurance policy to reflect the risk that the insurer will fail to pay. Claim payments from an insurer whose claims-paying ability rating is 'AAA' are subject to a 3.5% reduction over the 10-year period of the stress test, while claim payments from a 'AA' rated insurer, such as MGIC, are subject to an 8.75% reduction. The effect of the differentiation among insurers is to require the GSEs to have additional capital for coverage on loans provided by a private mortgage insurer whose claims-paying rating is less than 'AAA.' As a result, there is an incentive for the GSEs to use private mortgage insurance provided by a 'AAA' rated insurer.

Financial Condition

Consolidated total investments and cash balances increased approximately $642 million to $4.7 billion at December 31, 2002 from $4.1 billion at December 31, 2001, primarily due to net cash provided by operating activities, the change in unrealized gains on securities marked to market of $176 million and the proceeds of the sale of the 6% Senior Notes discussed under "Liquidity and Capital Resources" below, offset by funds used to repurchase Common Stock discussed under "Liquidity and Capital Resources" below. The Company generated net cash from operating activities of $613.3 million for 2002, compared to $626.1 million generated during 2001. The decrease in operating cash flows during 2002 compared to 2001 is due primarily to increases in losses paid, offset by increases in renewal premiums, investment income and other revenue as discussed above.

As of December 31, 2002, the Company had $102.2 million of short-term investments with maturities of 90 days or less, and 82% of the portfolio was invested in tax-preferenced securities. In addition, at December 31, 2002, based on book value, the Company's fixed income securities were approximately 99% invested in 'A' rated and above, readily marketable securities, concentrated in maturities of less than 15 years. At December 31, 2002, the Company had $10.8 million of investments in equity securities compared to $20.7 million at December 31, 2001.

At December 31, 2002, the Company's derivative financial instruments in its investment portfolio were immaterial. The Company places its investments in instruments that meet high credit quality standards, as specified in the Company's investment policy guidelines; the policy also limits the amount of credit exposure to any one issue, issuer and type of instrument. At December 31, 2002, the effective duration of the Company's fixed income investment portfolio was 5.7 years. This means that for an instantaneous parallel shift in the yield curve of 100 basis points there would be an approximate 5.7% change in the market value of the Company's fixed income portfolio.

The Company's investments in unconsolidated joint ventures increased $78.4 million from $161.7 million at December 31, 2001 to $240.1 million at December 31, 2002 primarily as a result of equity earnings of $81.8 million and a $17.5 million contribution to affordable housing tax credit ventures, offset by $20.1 million of dividends received. The unconsolidated joint ventures are reported on the equity method. Only the Company's investment in the unconsolidated joint ventures appears on the Company's balance sheet.

Consolidated loss reserves increased to $733.2 million at December 31, 2002 from $613.7 million at December 31, 2001, reflecting increases in the primary and pool insurance notice inventories, as discussed earlier. Consistent with industry practices, the Company does not establish loss reserves for future claims on insured loans which are not currently in default.

Consolidated unearned premiums decreased $4.3 million from $174.5 million at December 31, 2001, to $170.2 million at December 31, 2002, primarily reflecting the continued high level of monthly premium policies written for which there is no unearned premium.

Consolidated shareholders' equity increased to $3.4 billion at December 31, 2002, from $3.0 billion at December 31, 2001, an increase of 12%. This increase consisted of $629.2 million of net income during 2002, other comprehensive income, net of tax, of $101.3 million and $0.4 million from the consolidation of a previously unconsolidated joint venture that is now majority owned, offset by $345.5 million from the repurchase of treasury stock (net of reissuances) and dividends declared of $10.4 million.

Liquidity and Capital Resources

The Company's consolidated sources of funds consist primarily of premiums written and investment income. The Company generated positive cash flows from operating activities of approximately $613.3 million and $626.1 million for the years ended December 31, 2002 and 2001, respectively, as shown on the Consolidated Statement of Cash Flows. Positive cash flows are invested pending future payments of claims and other expenses. Substantially all of the investment portfolio securities are held by the Company's insurance subsidiaries.

The Company has a $285 million commercial paper program, which is rated 'A-1' by Standard and Poors ("S&P") and 'P-1' by Moody's. At December 31, 2002 and 2001, the Company had $177.3 million and $172.1 million in commercial paper outstanding with a weighted average interest rate of 1.46% and 1.91% at December 31, 2002 and 2001, respectively.

The Company had a $285 million credit facility available at December 31, 2002 expiring in 2006. Under the terms of the credit facility, as amended in July 2002, the Company must maintain shareholders' equity of at least $2.25 billion and MGIC must maintain a risk-to-capital ratio of not more than 22:1 and maintain policyholders position (which includes MGIC's surplus and its contingency reserve) of not less than the amount required by Wisconsin insurance regulation. At December 31, 2002, the Company met these requirements. The facility is currently being used as a liquidity back up facility for the outstanding commercial paper. The remaining credit available under the facility after reduction for the amount necessary to support the commercial paper was $107.7 million at December 31, 2002.

In March of 2002, the Company issued, in a public offering, $200 million, 6% Senior Notes due in 2007. The notes are unsecured and were rated 'A1' by Moody's, 'A+' by S&P and 'AA-' by Fitch. The Company had $300 million, 7.5% Senior Notes due in 2005 outstanding at December 31, 2002 and 2001.

In October 2002, the Company announced a new share repurchase program covering up to 5 million shares. During 2002, the Company repurchased 6.4 million shares at a cost of $373.3 million. Of these shares, 0.1 million were purchased under the new program and the remainder under a predecessor program which was completed. (The number of shares and the cost of the repurchases described in this paragraph include trades effected on or prior to December 31, 2002 but which settled thereafter.) From mid-1997 through December 31, 2002, the Company repurchased 21.4 million shares of Common Stock at a cost of $1.1 billion. Funds for the shares repurchased by the Company since mid-1997 have been provided through a combination of debt, including the Senior Notes and the commercial paper, and internally generated funds.

The commercial paper, back-up credit facility and the Senior Notes are obligations of the Company and not of its subsidiaries. The Company is a holding company and the payment of dividends from its insurance subsidiaries is restricted by insurance regulation. MGIC is the principal source of dividend-paying capacity. As a result of a $138 million dividend scheduled to be paid to the Company by MGIC in late March 2003, as of the date of the payment of such dividend, MGIC may not pay more than $1.7 million of additional dividends without the approval of the Office of the Commissioner of Insurance of the State of Wisconsin (the "OCI"). The first paragraph of Note 11 of the Notes to the Company's consolidated financial statements discusses the regulations of the OCI governing the payment of dividends without approval of the OCI.

Interest payments on all long-term and short-term debt (commercial paper is classified as short-term debt) were $36.2 million and $22.6 million for the years ended December 31, 2002 and 2001, respectively. At December 31, 2002, the market value of the short- and long-term debt is $721.9 million.

The Company uses interest rate swaps to hedge interest rate exposure associated with its short- and long-term debt. In 2000, the Company paid an interest rate based on LIBOR and received a fixed rate of 7.5% to hedge the 5-year Senior Notes issued in the fourth quarter of 2000. These swaps were terminated in September 2001. In January 2002, the Company initiated a new swap which was designated as a fair value hedge of the 7.5% Senior Notes. This swap was terminated in June 2002. In May 2002, a swap designated as a cash flow hedge was amended to coincide with the new credit facility. Under the terms of the swap contract, the Company pays a fixed rate of 5.43% and receives an interest rate based on LIBOR. The swap has an expiration date coinciding with the maturity of the credit facility and is designated as a cash flow hedge. Gains or losses arising from the amendment or termination of interest rate swaps are deferred and amortized to interest expense over the life of the hedged items. Expenses on the swaps during 2002 and 2001 of approximately $1.8 million and $3.7 million, respectively, were included in interest expense. The cash flow swap outstanding at December 31, 2002 and 2001 is evaluated quarterly using regression analysis with any ineffectiveness being recorded as an expense. To date this evaluation has not resulted in any hedge ineffectiveness. The swaps are subject to credit risk to the extent the counterparty would be unable to discharge its obligations under the swap agreements.

The Company's principal category of contingent liabilities is its obligation to pay claims under MGIC's mortgage guaranty insurance policies. At December 31, 2002, MGIC's direct (before any reinsurance) primary and pool risk in force (which is the unpaid principal balance of insured loans as reflected in the Company's records multiplied by the coverage percentage, and taking account of any contractual loss limit) was approximately $52.9 billion. In addition, as part of its contract underwriting activities, the Company is responsible for the quality of its underwriting decisions in accordance with the terms of the contract underwriting agreements with customers. Through December 31, 2002, the cost of remedies provided by the Company to customers for failing to meet the standards of the contracts has not been material. However, the decreasing trend of home mortgage interest rates over the last several years may have mitigated the effect of some of these costs since the general effect of lower interest rates can be to increase the value of certain loans on which remedies are provided. There can be no assurance that contract underwriting remedies will not be material in the future.

MGIC is the principal insurance subsidiary of the Company. MGIC's risk-to-capital ratio was 8.7:1 at December 31, 2002 (determined using $42.4 billion of risk, which includes calculated risk of $274 million on $3.0 billion of contractual pool risk, and $4.9 billion of capital) compared to 9.1:1 at December 31, 2001. The decrease was due to MGIC's increased policyholders' reserves, partially offset by the net additional risk in force of $3.2 billion, net of reinsurance, during 2002.

The risk-to-capital ratios set forth above have been computed on a statutory basis. However, the methodology used by the rating agencies to assign claims-paying ability ratings permits less leverage than under statutory requirements. As a result, the amount of capital required under statutory regulations may be lower than the capital required for rating agency purposes. In addition to capital adequacy, the rating agencies consider other factors in determining a mortgage insurer's claims-paying rating, including its competitive position, business outlook, management, corporate strategy, and historical and projected operating performance.

For certain material risks of the Company's business, see "Risk Factors" below.

Risk Factors

Our revenues and losses could be affected by the risk factors discussed below. These factors may also cause actual results to differ materially from the results contemplated by forward looking statements that the Company may make. Forward looking statements consist of statements which relate to matters other than historical fact. Among others, statements that include words such as the Company "believes," "anticipates" or "expects," or words of similar import, are forward looking statements.

As the domestic economy deteriorates, more homeowners may default and the Company's losses may increase.

Losses result from events that reduce a borrower's ability to continue to make mortgage payments, such as unemployment, and whether the home of a borrower who defaults on his mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. Favorable economic conditions generally reduce the likelihood that borrowers will lack sufficient income to pay their mortgages and also favorably affect the value of homes, thereby reducing and in some cases even eliminating a loss from a mortgage default. A deterioration in economic conditions generally increases the likelihood that borrowers will not have sufficient income to pay their mortgages and can also adversely affect housing values.

Competition or changes in the Company's relationships with its customers could reduce the Company's revenues or increase its losses.

Competition for private mortgage insurance premiums occurs not only among private mortgage insurers but increasingly with mortgage lenders through captive mortgage reinsurance transactions. In these transactions, a lender's affiliate reinsures a portion of the insurance written by a private mortgage insurer on mortgages originated by the lender. In 1996, the Company shared risk under risk sharing arrangements with respect to virtually none of its new insurance written. During the nine months ended September 30, 2002, about 53% of the Company's new insurance written on a flow basis was subject to risk sharing arrangements. A substantial portion of the Company's captive mortgage reinsurance arrangements are structured on an excess of loss basis. The Company has decided that, effective March 31, 2003, it will not participate in excess of loss risk sharing arrangements with net premium cessions in excess of 25% on terms which are generally present in the market. The captive mortgage reinsurance programs of larger lenders generally are not consistent with the Company's position. Hence, the Company expects its position with respect to such risk sharing arrangements will result in a reduction of business from such lenders.

The level of competition within the private mortgage insurance industry has also increased as many large mortgage lenders have reduced the number of private mortgage insurers with whom they do business. At the same time, consolidation among mortgage lenders has increased the share of the mortgage lending market held by large lenders. The Company's top ten customers generated 27.0% of the new primary insurance that it wrote on a flow basis in 1997 compared to 39.5% in 2002.

Our private mortgage insurance competitors include:

- PMI Mortgage Insurance Company
- GE Capital Mortgage Insurance Corporation
- United Guaranty Residential Insurance Company
- Radian Guaranty Inc.
- Republic Mortgage Insurance Company
- Triad Guaranty Insurance Corporation
- CMG Mortgage Insurance Company

If interest rates decline, house prices appreciate or mortgage insurance cancellation requirements change, the length of time that our policies remain in force could decline and result in declines in our revenue.

In each year, most of the Company's premiums are from insurance that has been written in prior years. As a result, the length of time insurance remains in force (which is also generally referred to as persistency) is an important determinant of revenues. The factors affecting the length of time the Company's insurance remains in force include:

- the level of current mortgage interest rates compared to the mortgage coupon rates on the insurance in force, which affects the vulnerability of the insurance in force to refinancings, and

- mortgage insurance cancellation policies of mortgage investors along with the rate of home price appreciation experienced by the homes underlying the mortgages in the insurance in force.

In recent years, the length of time that our policies remain in force has declined. Due to this decline, our premium revenues were lower than they would have been if the length had not declined.

If the volume of low down payment home mortgage originations declines, the amount of insurance that the Company writes could decline which would reduce our revenues.

The factors that affect the volume of low down payment mortgage originations include:

- the level of home mortgage interest rates,
- the health of the domestic economy as well as conditions in regional and local economies,
- housing affordability,

- population trends, including the rate of household formation,

- the rate of home price appreciation, which in times of heavy refinancing can affect whether refinance loans have loan-to-value ratios that require private mortgage insurance, and

- government housing policy encouraging loans to first-time homebuyers.

While we have not experienced lower volume in recent years other than as a result of declining refinancing activity, one of the risks we face is that higher interest rates will substantially reduce purchase activity by first-time homebuyers and that the decline in cancellations of insurance that in the past have accompanied higher interest rates will not be sufficient to offset the decline in premiums from loans that are not made.

The amount of insurance the Company writes could be adversely affected if lenders and investors select alternatives to private mortgage insurance.

These alternatives to private mortgage insurance include:

- lenders structuring mortgage originations to avoid private mortgage insurance, such as a first mortgage with an 80% loan-to-value ratio and a second mortgage with a 10% loan-to-value ratio (referred to as an 80-10-10 loan) rather than a first mortgage with a 90% loan-to-value ratio,

- investors holding mortgages in portfolio and self-insuring,

- investors using credit enhancements other than private mortgage insurance or using other credit enhancements in conjunction with reduced levels of private mortgage insurance coverage, and

- lenders using government mortgage insurance programs, including those of the Federal Housing Administration and the Veterans Administration.

While no data is publicly available, the Company believes that due to the current low interest rate environment and favorable economic conditions, 80-10-10 loans are a significant percentage of mortgage originations. Investors are using reduced mortgage insurance coverage on a higher percentage of loans that the Company insures than they had over the last several years.

Changes in the business practices of Fannie Mae and Freddie Mac could reduce the Company's revenues or increase its losses.

The business practices of Fannie Mae and Freddie Mac affect the entire relationship between them and mortgage insurers and include:

- the level of private mortgage insurance coverage, subject to the limitations of Fannie Mae and Freddie Mac's charters, when private mortgage insurance is used as the required credit enhancement on low down payment mortgages,
- whether Fannie Mae or Freddie Mac influence the mortgage lender's selection of the mortgage insurer providing coverage and, if so, any transactions that are related to that selection,
- whether Fannie Mae or Freddie Mac will give mortgage lenders an incentive, such as a reduced guaranty fee, to select a mortgage insurer that has a 'AAA' claims-paying ability rating to benefit from the lower capital requirements for Fannie Mae and Freddie Mac when a mortgage is insured by a company with that rating,
- the underwriting standards that determine what loans are eligible for purchase by Fannie Mae or Freddie Mac, which thereby affect the quality of the risk insured by the mortgage insurer and the availability of mortgage loans,
- the terms on which mortgage insurance coverage can be canceled before reaching the cancellation thresholds established by law, and
- the circumstances in which mortgage servicers must perform activities intended to avoid or mitigate loss on insured mortgages that are delinquent.

Net premiums written could be adversely affected if a proposed regulation by the Department of Housing and Urban Development under the Real Estate Settlement Procedures Act is adopted.

The regulations of the Department of Housing and Urban Development under the Real Estate Settlement Procedures Act prohibit paying lenders for the referral of settlement services, including mortgage insurance, and prohibit lenders from receiving such payments. In July 2002, the Department of Housing and Urban Development proposed a regulation that would exclude from these anti-referral fee provisions settlement services included in a package of settlement services offered to a borrower at a guaranteed price. If mortgage insurance is required on a loan, the package must include any mortgage insurance premium paid at settlement. Although certain state insurance regulations prohibit an insurer's payment of referral fees, adoption of this regulation by the Department of Housing and Urban Development could adversely affect the Company's revenues to the extent that lenders offered such packages and received value from the Company in excess of what they could have received were the anti-referral fee provisions of the Real Estate Settlement Procedures Act to apply and if such state regulations were not applied to prohibit such payments.

The mortgage insurance industry is subject to litigation risk.

In recent years, consumers have brought a growing number of lawsuits against home mortgage lenders and settlement service providers. As of the end of December 2002, seven mortgage insurers, including the Company's MGIC subsidiary, were involved in litigation alleging violations of the Real Estate Settlement Procedures Act. MGIC and two other mortgage insurers entered into an agreement to settle the cases against them in December 2000, and another mortgage insurer entered into a comparable settlement agreement in February 2002. In June 2001, the Court entered a final order approving the settlement to which MGIC and the other two insurers are parties, although due to appeals challenging certain aspects of this settlement, the final implementation of the settlement will not occur until the appeals are resolved. The Company took a $23.2 million pre-tax charge in 2000 to cover MGIC's share of the estimated costs of the settlement. While MGIC's settlement includes an injunction that prohibits certain practices and specifies the basis on which other practices may be done in compliance with the Real Estate Settlement Procedures Act, MGIC may still be subject to future litigation under the Real Estate Settlement Procedures Act.

Consolidated Statement of Operations

	2002	2001	2000
	(In thousands of dollars, except per share data)		
REVENUES:			
Premiums written:			
Direct	$ 1,292,283	$ 1,101,160	$ 939,482
Assumed	336	516	847
Ceded (note 7)	(114,664)	(65,323)	(52,941)
Net premiums written	1,177,955	1,036,353	887,388
Decrease in unearned premiums	4,143	5,914	2,703
Net premiums earned (note 7)	1,182,098	1,042,267	890,091
Investment income, net of expenses (note 4)	207,516	204,393	178,535
Realized investment gains, net (note 4)	29,113	37,352	1,432
Other revenue	147,076	73,829	40,283
Total revenues	1,565,803	1,357,841	1,110,341
LOSSES AND EXPENSES:			
Losses incurred, net (notes 6 and 7)	365,752	160,814	91,723
Underwriting and other expenses	265,633	234,494	177,837
Interest expense	36,776	30,623	28,759
Litigation settlement (note 13)	–	–	23,221
Total losses and expenses	668,161	425,931	321,540
Income before tax	897,642	931,910	788,801
Provision for income tax (note 10)	268,451	292,773	246,802
Net income	$ 629,191	$ 639,137	$ 541,999
Earnings per share (note 11):			
Basic	$ 6.07	$ 5.98	$ 5.10
Diluted	$ 6.04	$ 5.93	$ 5.05

See accompanying notes to consolidated financial statements.

MGIC INVESTMENT CORPORATION & SUBSIDIARIES
December 31, 2002 and 2001

Consolidated Balance Sheet

	2002	2001
	(In thousands of dollars)	
ASSETS		
Investment portfolio (note 4):		
Securities, available-for-sale, at fair value:		
Fixed maturities	$ 4,613,462	$ 3,888,740
Equity securities	10,780	20,747
Short-term investments	102,230	159,960
Total investment portfolio (amortized cost, 2002 – $4,466,183; 2001 – $3,985,656)	4,726,472	4,069,447
Cash	11,041	26,392
Accrued investment income	58,432	59,036
Reinsurance recoverable on loss reserves (note 7)	21,045	26,888
Reinsurance recoverable on unearned premiums (note 7)	8,180	8,415
Premiums receivable	97,751	78,853
Home office and equipment, net	35,962	34,762
Deferred insurance policy acquisition costs	31,871	32,127
Investments in joint ventures (note 8)	240,085	161,674
Other assets	69,464	69,418
Total assets	$ 5,300,303	$ 4,567,012
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Loss reserves (notes 6 and 7)	$ 733,181	$ 613,664
Unearned premiums (note 7)	170,167	174,545
Short- and long-term debt (note 5)	677,246	472,102
Income taxes payable	133,843	80,937
Other liabilities	190,674	205,577
Total liabilities	1,905,111	1,546,825
Contingencies (note 13)		
Shareholders' equity (note 11):		
Common stock, $1 par value, shares authorized 300,000,000; shares issued 2002 – 121,418,637; 2001 – 121,110,800 outstanding 2002 – 100,251,444; 2001 – 106,086,594	121,419	121,111
Paid-in surplus	232,950	214,040
Members' equity	380	–
Treasury stock (shares at cost 2002 – 21,167,193; 2001 – 15,024,206)	(1,035,858)	(671,168)
Accumulated other comprehensive income – net of tax (note 2)	147,908	46,644
Retained earnings (note 11)	3,928,393	3,309,560
Total shareholders' equity	3,395,192	3,020,187
Total liabilities and shareholders' equity	$ 5,300,303	$ 4,567,012

See accompanying notes to consolidated financial statements.

MGIC Investment Corporation & Subsidiaries
Years Ended December 31, 2002, 2001 and 2000

Consolidated Statement of Shareholders' Equity

	Common stock	Paid-in surplus	Members' equity	Treasury stock	Accumulated other comprehensive income (note 2)	Retained earnings	Comprehensive income
				(In thousands of dollars)			
Balance, December 31, 1999	$ 121,111	$ 211,593	$ –	$ (665,707)	$ (40,735)	$ 2,149,727	
Net income	–	–	–	–	–	541,999	$ 541,999
Unrealized investment gains (losses), net	–	–	–	–	116,549	–	116,549
Comprehensive income	–	–	–	–	–	–	$ 658,548
Dividends declared	–	–	–	–	–	(10,618)	
Repurchase of outstanding common shares	–	–	–	(6,224)	–	–	
Reissuance of treasury stock	–	(3,711)	–	50,898	–	–	
Balance, December 31, 2000	121,111	207,882	–	(621,033)	75,814	2,681,108	
Net income	–	–	–	–	–	639,137	$ 639,137
Unrealized investment gains (losses), net	–	–	–	–	(21,351)	–	(21,351)
Unrealized loss on derivatives, net	–	–	–	–	(7,819)	–	(7,819)
Comprehensive income	–	–	–	–	–	–	$ 609,967
Dividends declared	–	–	–	–	–	(10,685)	
Repurchase of outstanding common shares	–	–	–	(73,488)	–	–	
Reissuance of treasury stock	–	6,158	–	23,353	–	–	
Balance, December 31, 2001	121,111	214,040	–	(671,168)	46,644	3,309,560	
Net income	–	–	–	–	–	629,191	$ 629,191
Unrealized investment gains (losses), net (note 4)	–	–	–	–	114,724	–	114,724
Unrealized loss on derivatives, net (note 5)	–	–	–	–	(442)	–	(442)
Minimum pension liability adjustment, net (note 9)	–	–	–	–	(13,018)	–	(13,018)
Comprehensive income	–	–	–	–	–	–	$ 730,455
Change in members' equity	–	–	380	–	–	–	
Dividends declared	–	–	–	–	–	(10,358)	
Common stock shares issued	308	16,101	–	–	–	–	
Repurchase of outstanding common shares	–	–	–	(373,281)	–	–	
Reissuance of treasury stock	–	2,809	–	8,591	–	–	
Balance, December 31, 2002	$ 121,419	$ 232,950	$ 380	$ (1,035,858)	$ 147,908	$ 3,928,393	

See accompanying notes to consolidated financial statements.

MGIC INVESTMENT CORPORATION & SUBSIDIARIES
Years Ended December 31, 2002, 2001 and 2000

Consolidated Statement of Cash Flows

	2002	2001	2000
		(In thousands of dollars)	
Cash flows from operating activities:			
Net income	$ 629,191	$ 639,137	$ 541,999
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of deferred insurance policy acquisition costs	25,862	22,233	20,597
Increase in deferred insurance policy acquisition costs	(25,606)	(28,521)	(24,086)
Depreciation and other amortization	12,292	8,281	6,860
Decrease (increase) in accrued investment income	604	(7,617)	(4,706)
Decrease in reinsurance recoverable on loss reserves	5,843	6,338	2,595
Decrease (increase) in reinsurance recoverable on unearned premiums	235	265	(2,050)
Increase (decrease) in loss reserves	119,517	4,118	(32,432)
Decrease in unearned premiums	(4,378)	(6,179)	(654)
Equity earnings in joint ventures	(81,240)	(28,097)	(18,113)
Other	(68,990)	16,161	61,027
Net cash provided by operating activities	613,330	626,119	551,037
Cash flows from investing activities:			
Purchase of equity securities	–	(71)	(14,629)
Purchase of fixed maturities	(2,804,029)	(2,801,654)	(1,807,718)
Investments in joint ventures	(17,528)	(15,000)	(19,180)
Proceeds from sale of equity securities	12,465	1,685	14,029
Proceeds from sale or maturity of fixed maturities	2,287,018	2,213,289	1,349,398
Net cash used in investing activities	(522,074)	(601,751)	(478,100)
Cash flows from financing activities:			
Dividends paid to shareholders	(10,358)	(10,685)	(10,618)
Proceeds from issuance of short- and long-term debt	202,087	205,521	309,079
Repayment of short- and long-term debt	–	(133,384)	(336,751)
Reissuance of treasury stock	6,179	16,830	18,699
Repurchase of common stock	(373,070)	(73,488)	(6,224)
Common stock shares issued	10,825	–	–
Net cash (used in) provided by financing activities	(164,337)	4,794	(25,815)
Net (decrease) increase in cash and cash equivalents	(73,081)	29,162	47,122
Cash and cash equivalents at beginning of year	186,352	157,190	110,068
Cash and cash equivalents at end of year	$ 113,271	$ 186,352	$ 157,190

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. *Nature of business*

MGIC Investment Corporation ("Company") is a holding company which, through Mortgage Guaranty Insurance Corporation ("MGIC") and several other subsidiaries, is principally engaged in the mortgage insurance business. The Company provides mortgage insurance to lenders throughout the United States to protect against loss from defaults on low down payment residential mortgage loans. Through certain other non-insurance subsidiaries, the Company also provides various services for the mortgage finance industry, such as contract underwriting and portfolio analysis and retention.

At December 31, 2002, the Company's direct primary insurance in force (representing the principal balance in the Company's records of all mortgage loans that it insures) and direct primary risk in force (representing the insurance in force multiplied by the insurance coverage percentage), excluding MGIC Indemnity Corporation ("MIC") was approximately $197.0 billion and $49.2 billion, respectively. In addition to providing direct primary insurance coverage, the Company also insures pools of mortgage loans. The Company's direct pool risk in force at December 31, 2002 was approximately $2.6 billion. MIC's direct primary insurance in force, direct primary risk in force and direct pool risk in force was approximately $0.4 billion, $0.3 billion and $0.2 billion, respectively, at December 31, 2002.

2. *Basis of presentation and summary of significant accounting policies*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of MGIC Investment Corporation and its wholly-owned subsidiaries. All intercompany transactions have been eliminated. The Company's 45.9% investment in Credit-Based Asset Servicing and Securitization LLC ("C-BASS") and 45.5% investment in Sherman Financial Group LLC, ("Sherman"), which are joint ventures with Radian Group Inc., are accounted for using the equity method of accounting and recorded on the balance sheet as investments in joint ventures. The Company's equity earnings from these joint ventures are included in other revenue. (See note 8.)

The Company has certain other joint ventures and investments, accounted for in accordance with the equity method of accounting, of an immaterial amount.

Investments

The Company categorizes its investment portfolio according to its ability and intent to hold the investments to maturity. Investments which the Company does not have the ability and intent to hold to maturity are considered to be available-for-sale and are reported at fair value and the related unrealized gains or losses are, after considering the related tax expense or benefit, recognized as a component of accumulated other comprehensive income in shareholders' equity in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Company's entire investment portfolio is classified as available-for-sale. Realized investment gains and losses are reported in income based upon specific identification of securities sold. (See note 4.)

Home office and equipment

Home office and equipment is carried at cost net of depreciation. For financial statement reporting purposes, depreciation is determined on a straight-line basis for the home office, equipment and data processing hardware over estimated lives of 45, 5 and 3 years, respectively. For income tax purposes, the Company uses accelerated depreciation methods.

Home office and equipment is shown net of accumulated depreciation of $38.6 million and

$34.9 million at December 31, 2002 and 2001, respectively. Depreciation expense for the years ended December 31, 2002, 2001 and 2000 was $5.5 million, $4.9 million and $4.7 million, respectively.

Deferred insurance policy acquisition costs

Costs associated with the acquisition of mortgage insurance business, consisting of employee compensation and other policy issuance and underwriting expenses, are initially deferred and reported as deferred insurance policy acquisition costs ("DAC"). Because SFAS No. 60, Accounting and Reporting by Insurance Enterprises, specifically excludes mortgage guaranty insurance from its guidance relating to the amortization of DAC, amortization of these costs for each underwriting year book of business is charged against revenue in proportion to estimated gross profits over the estimated life of the policies using the guidance of SFAS No. 97, Accounting and Reporting by Insurance Enterprises For Certain Long Duration Contracts and Realized Gains and Losses From the Sale of Investments. This includes accruing interest on the unamortized balance of DAC. The estimates for each underwriting year are updated annually to reflect actual experience and any changes to key assumptions such as persistency or loss development.

During 2002, 2001 and 2000, the Company amortized $25.9 million, $22.2 million and $20.6 million, respectively, of deferred insurance policy acquisition costs.

Loss reserves

Reserves are established for reported insurance losses and loss adjustment expenses based on when notices of default on insured mortgage loans are received. Reserves are also established for estimated losses incurred on notices of default not yet reported by the lender. Consistent with industry practices, the Company does not establish loss reserves for future claims on insured loans which are not currently in default. Reserves are established by management using estimated claims rates and claims amounts in estimating the ultimate loss. Amounts for salvage recoverable are considered in the determination of the reserve estimates. Adjustments to reserve estimates are reflected in the financial statements in the years in which the adjustments are made. The liability for reinsurance assumed is based on information provided by the ceding companies.

The incurred but not reported ("IBNR") reserves result from defaults occurring prior to the close of an accounting period, but which have not been reported to the Company. Consistent with reserves for reported defaults, IBNR reserves are established using estimated claims rates and claims amounts for the estimated number of defaults not reported.

Reserves also provide for the estimated costs of settling claims, including legal and other expenses and general expenses of administering the claims settlement process. (See note 6.)

Revenue recognition

The insurance subsidiaries write policies which are guaranteed renewable contracts at the insured's option on a single, annual or monthly premium basis. The insurance subsidiaries have no ability to reunderwrite or reprice these contracts. Premiums written on a single premium basis and an annual premium basis are initially deferred as unearned premium reserve and earned over the policy term. Premiums written on policies covering more than one year are amortized over the policy life in accordance with the expiration of risk which is the anticipated claim payment pattern based on historical experience. Premiums written on annual policies are earned on a monthly pro rata basis. Premiums written on monthly policies are earned as coverage is provided.

Fee income of the non-insurance subsidiaries is earned and recognized as the services are provided and the customer is obligated to pay.

Income taxes

The Company and its subsidiaries file a consolidated federal income tax return. A formal tax sharing agreement exists between the Company and its subsidiaries. Each subsidiary determines income taxes based upon the utilization of all tax deferral elections available. This assumes tax and loss bonds are purchased and held to the extent they would have been purchased and held on a separate company basis since the tax sharing agreement provides that the redemption or non-purchase of such bonds shall not increase such member's separate taxable income and tax liability on a separate company basis.

Federal tax law permits mortgage guaranty insurance companies to deduct from taxable income, subject to certain limitations, the amounts added to contingency loss reserves. Generally, the amounts so deducted must be included in taxable income in the tenth subsequent year. The deduction is allowed only to the extent that U.S. government non-interest bearing tax and loss bonds are purchased and held in an amount equal to the tax benefit attributable to such deduction. The Company accounts for these purchases as a payment of current federal income taxes.

Deferred income taxes are provided under the liability method, in accordance with SFAS No. 109, Accounting for Income Taxes, which recognizes the future tax effects of temporary differences between amounts reported in the financial statements and the tax bases of these items. The expected tax effects are computed at the current federal tax rate. (See note 10.)

Benefit plans

The Company has a non-contributory defined benefit pension plan covering substantially all employees. Retirement benefits are based on compensation and years of service. The Company's policy is to fund pension cost as required under the Employee Retirement Income Security Act of 1974. (See note 9.)

The Company accrues the estimated costs of retiree medical and life benefits over the period during which employees render the service that qualifies them for benefits. The Company offers both medical and dental benefits for retired employees and their spouses. Benefits are generally funded on a pay-as-you-go basis. The cost to the Company was not significant in 2002, 2001 and 2000. (See note 9.)

Stock-based compensation

The Company has certain stock-based compensation plans, as more fully discussed in Note 11. The Company accounts for these plans under the expense and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. The following table illustrates the effect on net income and earnings per share if the fair value based method under SFAS No. 123, Accounting for Stock-Based Compensation, had been applied to all outstanding and unvested awards in each period (in thousands, except per share amounts).

	Years Ended December 31,		
	2002	2001	2000
Net income, as reported	$ 629,191	$ 639,137	$ 541,999
Add stock-based employee compensation expense included in reported earning, net of tax	2,610	2,038	1,840
Deduct stock-based employee compensation expense, determined under the fair value method, net of tax	(12,425)	(13,483)	(11,374)
Pro forma net income	$ 619,376	$ 627,692	$ 532,465
Earnings per share:			
Basic, as reported	$ 6.07	$ 5.98	$ 5.10
Basic, pro forma	$ 5.97	$ 5.87	$ 5.01
Diluted, as reported	$ 6.04	$ 5.93	$ 5.05
Diluted, pro forma	$ 5.94	$ 5.82	$ 4.96

Reinsurance

Loss reserves and unearned premiums are reported before taking credit for amounts ceded under reinsurance treaties. Ceded loss reserves are reflected as "Reinsurance recoverable on loss reserves." Ceded unearned premiums are reflected as "Reinsurance recoverable on unearned premiums." The Company remains contingently liable for all reinsurance ceded. (See note 7.)

Earnings per share

The Company's basic and diluted earnings per share ("EPS") have been calculated in accordance with SFAS No. 128, Earnings Per Share. The Company's net income is the same for both basic and diluted EPS. Basic EPS is based on the weighted-average number of common shares outstanding. Diluted EPS is based on the weighted-average number of common shares outstanding and common stock equivalents which would arise from the exercise of stock options. The following is a reconciliation of the weighted-average number of shares used for basic EPS and diluted EPS. (See note 11.)

	Years Ended December 31,		
	2002	2001	2000
	(shares in thousands)		
Weighted-average shares – Basic	103,725	106,941	106,202
Common stock equivalents	489	854	1,058
Weighted-average shares – Diluted	104,214	107,795	107,260

Statement of cash flows

For purposes of the consolidated statement of cash flows, the Company considers short-term investments with original maturities of three months or less to be cash equivalents.

Comprehensive income

The Company's total comprehensive income, as calculated per SFAS No. 130, Reporting Comprehensive Income, was as follows:

	Years Ended December 31,		
	2002	2001	2000
	(in thousands of dollars)		
Net income	$ 629,191	$ 639,137	$ 541,999
Other comprehensive income (loss)	101,264	(29,170)	116,549
Total comprehensive income	$ 730,455	$ 609,967	$ 658,548
Other comprehensive income (loss) (net of tax):			
Cumulative effect – SFAS No. 133	$ N/A	$ (5,982)	$ N/A
Net derivative losses	(1,524)	(2,919)	N/A
Amortization of deferred losses	1,082	1,082	N/A
Unrealized gain (loss) on investments	114,724	(21,351)	116,549
Minimum pension liability adjustment	(13,018)	–	–
Other comprehensive income (loss)	$ 101,264	$ (29,170)	$ 116,549

The difference between the Company's net income and total comprehensive income for the years ended December 31, 2002, 2001 and 2000 is due to the change in unrealized appreciation/depreciation on investments, the cumulative effect of the adoption of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, the fair value adjustment and amortization of deferred losses relating to derivative financial instruments and a minimum pension liability adjustment, all net of tax. At December 31, 2002, accumulated other comprehensive income of $147.9 million includes $169.2 million of net unrealized gains on investments, ($13.0) million relating to the minimum pension liability and ($8.3) million relating to derivative financial instruments. (See notes 4, 5 and 9.)

Recent accounting pronouncements

The Company adopted SFAS No. 133 effective January 1, 2001. The statement establishes accounting and reporting standards for derivative instruments and for hedging activities. The adoption of SFAS No. 133 did not have a significant effect on the Company's results of operations or its financial position due to its limited use of derivative instruments. (See note 5.)

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142, goodwill and intangible assets with indefinite useful lives are no longer amortized, but rather, are subject to review for impairment. The Company adopted SFAS No. 142, effective January 1, 2002. The adoption had an immaterial impact on the Company's financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which is effective for fiscal years beginning after December 15, 2001. Adoption of SFAS No. 144 in 2002 had no effect on the Company's financial statements.

Reclassifications

Certain reclassifications have been made in the accompanying financial statements to 2001 and 2000 amounts to allow for consistent financial reporting.

3. *Related party transactions*

The Company provided certain services to C-BASS in 2002, 2001 and 2000 in exchange for an immaterial amount of fees. In addition, C-BASS provided certain services to the Company during 2002, 2001 and 2000 in exchange for an immaterial amount of fees.

4. *Investments*

The following table summarizes the Company's investments at December 31, 2002 and 2001:

	Amortized Cost	Fair Value	Financial Statement Value
		(In thousands of dollars)	
At December 31, 2002:			
Securities, available-for-sale:			
Fixed maturities	$ 4,353,174	$ 4,613,462	$ 4,613,462
Equity securities	10,779	10,780	10,780
Short-term investments	102,230	102,230	102,230
Total investment portfolio	$ 4,466,183	$ 4,726,472	$ 4,726,472
At December 31, 2001:			
Securities, available-for-sale:			
Fixed maturities	$ 3,804,274	$ 3,888,740	$ 3,888,740
Equity securities	21,481	20,747	20,747
Short-term investments	159,901	159,960	159,960
Total investment portfolio	$ 3,985,656	$ 4,069,447	$ 4,069,447

The amortized cost and fair value of investments at December 31, 2002 are as follows:

December 31, 2002:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands of dollars)		
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 392,346	$ 11,929	$ (3)	$ 404,272
Obligations of states and political subdivisions	3,725,062	232,487	(1,267)	3,956,282
Corporate securities	247,828	12,586	(100)	260,314
Mortgage-backed securities	76,154	2,971	(5)	79,120
Debt securities issued by foreign sovereign governments	14,014	1,690	–	15,704
Total debt securities	4,455,404	261,663	(1,375)	4,715,692
Equity securities	10,779	1	–	10,780
Total investment portfolio	$ 4,466,183	$ 261,664	$ (1,375)	$ 4,726,472

The amortized cost and fair value of investments at December 31, 2001 are as follows:

December 31, 2001:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands of dollars)		
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 307,761	$ 3,486	$ (5,799)	$ 305,448
Obligations of states and political subdivisions	2,998,688	85,336	(14,513)	3,069,511
Corporate securities	564,659	15,201	(1,497)	578,363
Mortgage-backed securities	79,082	1,089	–	80,171
Debt securities issued by foreign sovereign governments	13,985	1,222	–	15,207
Total debt securities	3,964,175	106,334	(21,809)	4,048,700
Equity securities	21,481	–	(734)	20,747
Total investment portfolio	$ 3,985,656	$ 106,334	$ (22,543)	$ 4,069,447

The amortized cost and fair values of debt securities at December 31, 2002, by contractual maturity, are shown below. Debt securities consist of fixed maturities and short-term investments. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(In thousands of dollars)	
Due in one year or less	$ 174,754	$ 175,766
Due after one year through five years	738,608	774,812
Due after five years through ten years	1,039,705	1,108,558
Due after ten years	2,426,183	2,577,436
	4,379,250	4,636,572
Mortgage-backed securities	76,154	79,120
Total at December 31, 2002	$ 4,455,404	$ 4,715,692

Net investment income is comprised of the following:

	2002	2001	2000
		(In thousands of dollars)	
Fixed maturities	$ 199,472	$ 195,821	$ 167,810
Equity securities	3,707	2,953	1,279
Short-term investments	5,611	6,863	10,673
Other	832	495	341
Investment income	209,622	206,132	180,103
Investment expenses	(2,106)	(1,739)	(1,568)
Net investment income	$ 207,516	$ 204,393	$ 178,535

The net realized investment gains (losses) and change in net unrealized appreciation (depreciation) of investments are as follows:

	2002	2001	2000
		(In thousands of dollars)	
Net realized investment gains (losses), on sale of investments:			
Fixed maturities	$ 38,357	$ 38,199	$ 1,440
Equity securities	(9,283)	(876)	–
Short-term investments	39	29	(8)
	29,113	37,352	1,432
Change in net unrealized appreciation (depreciation):			
Fixed maturities	175,822	(32,032)	182,387
Equity securities	735	(873)	(3,084)
Short-term investments	(59)	59	–
	176,498	(32,846)	179,303
Net realized investment gains (losses) and change in net unrealized appreciation (depreciation)	$ 205,611	$ 4,506	$ 180,735

The gross realized gains and the gross realized losses on sales of securities were \$47.2 million and \$18.1 million, respectively, in 2002, \$50.8 million and \$13.4 million, respectively, in 2001 and \$18.2 million and \$16.8 million, respectively, in 2000.

The tax (benefit) expense of the changes in net unrealized (depreciation) appreciation was \$61.8 million, (\$11.5) million and \$62.8 million for 2002, 2001 and 2000, respectively.

5. *Short- and long-term debt*

During the first quarter of 2001, the Company established a \$200 million commercial paper program, which was rated 'A-1' by Standard and Poors ("S&P") and 'P-1' by Moody's. At December 31, 2002 and 2001, the Company had \$177.3 million and \$172.1 million in commercial paper outstanding with a weighted average interest rate of 1.46% and 1.91% at December 31, 2002 and 2001, respectively.

The Company had a \$285 million credit facility available at December 31, 2002, expiring in 2006. Under the terms of the credit facility, as amended in July 2002, the Company must maintain shareholders' equity of at least \$2.25 billion and MGIC must maintain a risk-to-capital ratio of not more than 22:1 and maintain policyholders' position (which includes MGIC's surplus and its contingency reserve) of not less than the amount required by Wisconsin insurance regulation. At December 31, 2002, the Company met these requirements. The facility is currently being used as a liquidity back-up facility for the outstanding commercial paper. The remaining credit available under the facility after reduction for the amount necessary to support the commercial paper was \$107.7 million at December 31, 2002.

In March of 2002, the Company issued, in a public offering, \$200 million, 6% Senior Notes due in 2007. The notes are unsecured and were rated 'A1' by Moody's, 'A+' by S&P and 'AA-' by Fitch. The Company had \$300 million, 7.5% Senior Notes due in 2005 outstanding at December 31, 2002 and 2001.

Interest payments on all long-term and short-term debt were $36.2 million, $22.6 million and $27.1 million for the years ended December 31, 2002, 2001 and 2000, respectively. At December 31, 2002, the market value of the outstanding debt is $721.9 million.

The Company uses interest rate swaps to hedge interest rate exposure associated with its short- and long-term debt. In 2000, the Company paid an interest rate based on LIBOR and received a fixed rate of 7.5% to hedge the 5-year Senior Notes issued in the fourth quarter of 2000. These swaps were terminated in September 2001. In January 2002, the Company initiated a new swap which was designated as a fair value hedge of the 7.5% Senior Notes. This swap was terminated in June 2002. In May 2002, a swap designated as a cash flow hedge was amended to coincide with the new credit facility. Under the terms of the swap contract, the Company pays a fixed rate of 5.43% and receives an interest rate based on LIBOR. The swap has an expiration date coinciding with the maturity of the credit facility and is designated as a cash flow hedge. Gains or losses arising from the amendment or termination of interest rate swaps are deferred and amortized to interest expense over the life of the hedged items. Expenses on the swaps during 2002 and 2001, of approximately $1.8 million and $3.7 million, respectively, were included in interest expense. The cash flow swap outstanding at December 31, 2002 and 2001 is evaluated quarterly using regression analysis with any ineffectiveness being recorded as an expense. To date this evaluation has not resulted in any hedge ineffectiveness. The swaps are subject to credit risk to the extent the counterparty would be unable to discharge its obligations under the swap agreements.

6. *Loss reserves*

Loss reserve activity was as follows:

	2002	2001	2000
	(In thousands of dollars)		
Reserve at beginning of year	$ 613,664	$ 609,546	$ 641,978
Less reinsurance recoverable	26,888	33,226	35,821
Net reserve at beginning of year	586,776	576,320	606,157
Reserve transfer (1)	–	–	85
Adjusted reserve at beginning of year	586,776	576,320	606,242
Losses incurred:			
Losses and LAE incurred in respect of default notices received in:			
Current year	440,004	372,940	320,769
Prior years (2)	(74,252)	(212,126)	(229,046)
Subtotal	365,752	160,814	91,723
Losses paid:			
Losses and LAE paid in respect of default notices received in:			
Current year	19,546	14,047	9,044
Prior years	220,846	136,311	112,601
Subtotal	240,392	150,358	121,645
Net reserve at end of year	712,136	586,776	576,320
Plus reinsurance recoverables	21,045	26,888	33,226
Reserve at end of year	$ 733,181	$ 613,664	$ 609,546

(1) Received in conjunction with the cancellation of certain reinsurance treaties. (See note 7.)

(2) A negative number for a prior year indicates a redundancy of loss reserves, and a positive number for a prior year indicates a deficiency of loss reserves.

The top portion of the table above shows losses incurred on default notices received in the current year and in prior years, respectively. The amount of losses incurred relating to default notices received in the current year represents the estimated amount to be ultimately paid on such default notices. The amount of losses incurred relating to default notices received in prior years represents an adjustment made in the current year for defaults which were included in the loss reserve at the end of the prior year.

Current year losses incurred increased from 2001 to 2002 primarily due to an increase in the primary notice inventory related to bulk default activity and defaults arising from the early development of the 2000 and 2001 flow books of business as well as a modest increase in losses paid. The primary insurance notice inventory increased from 54,653 at December 31, 2001 to

73,648 at December 31, 2002 and pool insurance notice inventory increased from 23,623 at December 31, 2001 to 26,676 at December 31, 2002. The average claim paid for 2002 was $20,115 compared to $18,607 in 2001. In 2002, the primary determinant of incurred losses has been the level and composition of the notice inventory, rather than claim severity.

The favorable development of the reserves in 2002, 2001 and 2000 is reflected in the prior year line, and results from the actual claim rates and actual claim amounts being lower than those estimated by the Company when originally establishing the reserve at December 31, 2001, 2000 and 1999, respectively.

The lower portion of the table above shows the breakdown between claims paid on default notices received in the current year and default notices received in prior years. Since it takes, on average, about twelve months for a default which is not cured to develop into a paid claim, most losses paid relate to default notices received in prior years.

Information about the composition of the primary insurance default inventory at December 2002 and 2001 appears in the table below.

	December 31, 2002	December 31, 2001
Total loans delinquent	73,648	54,653
Percentage of loans delinquent (default rate)	4.45%	3.46%
Flow loans delinquent	43,196	36,193
Percentage of flow loans delinquent (default rate)	3.19%	2.65%
Bulk loans delinquent	30,452	18,460
Percentage of bulk loans delinquent (default rate)	10.09%	8.59%
A-minus and subprime credit loans delinquent (1)	25,504	15,649
Percentage of A-minus and subprime credit loans delinquent (default rate)	12.68%	11.60%

(1) A portion of A-minus and subprime credit loans is included in flow loans delinquent and the remainder is included in bulk loans delinquent. Most A-minus and subprime credit loans are written through the bulk channel.

7. *Reinsurance*

The Company cedes a portion of its business to reinsurers and records assets for reinsurance recoverable on estimated reserves for unpaid losses and unearned premiums. Business written between 1985 and 1993 is ceded under various quota share reinsurance agreements with several reinsurers. The Company receives a ceding commission in connection with this reinsurance. Beginning in 1997, the Company has ceded business to captive reinsurance subsidiaries of certain mortgage lenders primarily under excess of loss agreements.

The reinsurance recoverable on loss reserves and the reinsurance recoverable on unearned premiums primarily represent amounts recoverable from large international reinsurers. The Company monitors the financial strength of its reinsurers including their claims paying ability rating and does not currently anticipate any collection problems. Generally, reinsurance recoverables on loss reserves and unearned premiums are backed by trust funds or letters of credit. No reinsurer represents more than $10 million of the aggregate amount recoverable.

The effect of these agreements on premiums earned and losses incurred is as follows:

	2002	2001	2000
		(In thousands of dollars)	
Premiums earned:			
Direct	$ 1,296,548	$ 1,107,168	$ 939,981
Assumed	448	686	999
Ceded	(114,898)	(65,587)	(50,889)
Net premiums earned	$ 1,182,098	$ 1,042,267	$ 890,091
Losses incurred:			
Direct	$ 367,149	$ 157,360	$ 93,218
Assumed	(208)	(123)	35
Ceded	(1,189)	3,577	(1,530)
Net losses incurred	$ 365,752	$ 160,814	$ 91,723

8. *Investments in joint ventures*

C-BASS is a mortgage investment and servicing firm specializing in credit-sensitive single-family residential mortgage assets and residential mortgage-backed securities. C-BASS principally invests in whole loans (including subprime loans) and mezzanine and subordinated residential mortgage-backed securities backed by non-conforming residential mortgage loans. C-BASS's principal sources of revenues during the last three years were gains on securitization and liquidation of mortgage-related assets, servicing fees and net interest income (including accretion on mortgage securities), which revenue items were offset by unrealized losses. C-BASS's results of operations are affected by the timing of its securitization transactions. Virtually all of C-BASS's assets do not have readily ascertainable market values and, as a result, their value for financial statement purposes is estimated by the management of C-BASS. These estimates reflect the net present value of the future expected cash flows from the assets, which in turn depend on, among other things, estimates of the level of losses on the underlying mortgages and prepayment activity by the mortgage borrowers. Market value adjustments could impact C-BASS's results of operations and the Company's share of those results.

Total consolidated assets of C-BASS at December 31, 2002 and 2001 were approximately $1.8 billion and $1.3 billion, respectively. Total liabilities at December 31, 2002 and 2001 were approximately $1.4 billion and $1.0 billion, respectively, of which approximately $1.1 billion and $0.9 billion, respectively, were funding arrangements, including accrued interest, virtually all of which mature within one year or less. For the years ended December 31, 2002 and 2001, revenues of approximately $311 million and $216 million, respectively, and expenses of approximately $173 million and $130 million, respectively, resulted in income before tax of approximately $138 million and $86 million, respectively. The Company's investment in C-BASS on an equity basis at December 31, 2002 was $168.7 million.

Sherman is engaged in the business of purchasing and servicing delinquent consumer assets such as credit card loans and Chapter 13 bankruptcy debt. A substantial portion of Sherman's consolidated assets are investments in consumer receivable portfolios that do not have readily ascertainable market values. Sherman's results of operations are sensitive to estimates by Sherman's management of ultimate collections on these portfolios. The Company's investment in Sherman on an equity basis at December 31, 2002 was $54.4 million.

Because C-BASS and Sherman are accounted for by the equity method, they are not consolidated with the Company and their assets and liabilities do not appear in the Company's balance sheet. The "investments in joint ventures" item in the Company's balance sheet reflects the amount of capital contributed by the Company to the joint ventures plus the Company's share of their net income (or minus its share of their net loss) and minus capital distributed to the Company by the joint ventures. (See note 2.)

9. *Benefit plans*

The following tables provide reconciliations of the changes in the benefit obligation, fair value of plan assets and funded status of the pension and other postretirement benefit plans:

	Pension Benefits		Other Postretirement Benefits	
	2002	2001	2002	2001
	(In thousands of dollars)			
Reconciliation of benefit obligation:				
Benefit obligation at beginning of year	$ 91,629	$ 74,182	$ 36,732	$ 27,924
Service cost	6,580	5,113	3,136	2,065
Interest cost	6,585	5,518	2,711	2,056
Plan amendment (1)	2,092	1,202	–	–
Actuarial loss (gain)	5,708	6,838	4,361	5,336
Benefits paid	(1,409)	(1,224)	(630)	(649)
Benefit obligation at end of year	$ 111,185	$ 91,629	$ 46,310	$ 36,732
Reconciliation of fair value of plan assets:				
Fair value of plan assets at beginning of year	$ 90,159	$ 86,285	$ 14,102	$ 13,556
Actual return on plan assets	(17,288)	(4,385)	(3,004)	(1,095)
Employer contributions	19,703	9,483	2,088	1,641
Benefits paid	(1,409)	(1,224)	–	–
Fair value of plan assets at end of year	$ 91,165	$ 90,159	$ 13,186	$ 14,102
Reconciliation of funded status:				
Benefit obligation at end of year	$ (111,185)	$ (91,629)	$ (46,310)	$ (36,732)
Fair value of plan assets at end of year	91,165	90,159	13,186	14,102
Funded status at end of year	(20,020)	(1,470)	(33,124)	(22,630)
Unrecognized net actuarial loss (gain)	38,506	8,935	12,346	4,075
Unrecognized net transition obligation	–	–	5,299	5,829
Unrecognized prior service cost	4,448	2,864	–	–
Net amount recognized	$ 22,934	$ 10,329	$ (15,479)	$ (12,726)

(1) The plan has been amended to provide additional benefits for certain participants as listed in the plan documents and for the increased benefit and salary limits on the projected benefit obligation.

The following table provides the components of net periodic benefit cost for the pension and other postretirement benefit plans:

	Pension Benefits			Other Postretirement Benefits		
	2002	2001	2000	2002	2001	2000
	(In thousands of dollars)					
Service cost	$ 6,580	$ 5,113	$ 4,734	$ 3,137	$ 2,065	$ 1,943
Interest cost	6,585	5,518	4,885	2,711	2,056	1,831
Expected return on plan assets	(6,712)	(6,350)	(6,496)	(1,058)	(1,016)	(1,009)
Recognized net actuarial loss (gain)	32	(27)	(520)	152	(54)	(146)
Amortization of transition obligation	–	–	32	530	530	530
Amortization of prior service cost	507	232	183	–	–	–
Net periodic benefit cost	$ 6,992	$ 4,486	$ 2,818	$ 5,472	$ 3,581	$ 3,149

The assumptions used in the measurement of the Company's pension and other postretirement benefit obligations are shown in the following table:

	Pension Benefits			Other Postretirement Benefits		
	2002	2001	2000	2002	2001	2000
Weighted-average interest rate assumptions as of December 31:						
Discount rate	6.75%	7.00%	7.50%	6.75%	7.00%	7.50%
Expected return on plan assets	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%
Rate of compensation increase	4.50%	6.00%	6.00%	N/A	N/A	N/A

Plan assets consist of fixed maturities and equity securities. The Company is amortizing the unrecognized transition obligation for other postretirement benefits over 20 years.

The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation are:

Medical	8.5% for 2002 graded down by 0.5% per year to 6.0% in 2007 and remaining level thereafter.
Dental	6.0% per year.

A 1% change in the health care trend rate assumption would have the following effects on other postretirement benefits:

	1-Percentage Point Increase	1-Percentage Point Decrease
	(In thousands of dollars)	
Effect on total service and interest cost components	$ 1,382	$ (1,103)
Effect on postretirement benefit obligation	9,895	(7,932)

The Company has a profit sharing and 401(k) savings plan for employees. At the discretion of the Board of Directors, the Company may make a profit sharing contribution of up to 5% of each participant's compensation. The Company provides a matching 401(k) savings contribution on employees' before-tax contributions at a rate of 80% of the first $1,000 contributed and 40% of the next $2,000 contributed. Profit sharing costs and the Company's matching contributions to the 401(k) savings plan were $6.3 million, $5.8 million and $4.7 million in 2002, 2001 and 2000, respectively.

10. Income taxes

The components of the net deferred tax liability as of December 31, 2002 and 2001 are as follows:

	2002	2001
	(In thousands of dollars)	
Unearned premium reserves	$ (14,470)	$ (11,269)
Deferred policy acquisition costs	11,155	11,244
Loss reserves	(6,163)	(4,009)
Unrealized appreciation in investments	86,653	25,116
Contingency loss reserves	43,268	50,018
Mortgage investments	57,829	45,966
Litigation settlement	(7,918)	(7,918)
Investments in joint ventures	(9,804)	3,074
Other, net	(12,145)	(5,772)
Net deferred tax liability	$ 148,405	$ 106,450

At December 31, 2002, gross deferred tax assets and liabilities amount to $87.0 million and $235.4 million, respectively. Management believes that all gross deferred tax assets at December 31, 2002 are fully realizable and no valuation reserve is established.

The following summarizes the components of the provision for income tax:

	2002	2001	2000
	(In thousands of dollars)		
Federal:			
Current	$ 277,536	$ 248,679	$ 208,949
Deferred	(12,572)	40,376	34,476
State	3,487	3,718	3,377
Provision for income tax	$ 268,451	$ 292,773	$ 246,802

The Company paid $261.3 million, $271.3 million and $199.9 million in federal income tax in 2002, 2001 and 2000, respectively. At December 31, 2002 and 2001, the Company owned $1,181.9 million and $1,004.3 million, respectively, of tax and loss bonds.

The reconciliation of the tax provision computed at the federal tax rate of 35% to the reported provision for income tax is as follows:

	2002	2001	2000
	(In thousands of dollars)		
Tax provision computed at federal tax rate	$ 314,175	$ 326,169	$ 276,080
(Decrease) increase in tax provision resulting from:			
Tax exempt municipal bond interest	(46,381)	(35,715)	(32,350)
Other, net	657	2,319	3,072
Provision for income tax	$ 268,451	$ 292,773	$ 246,802

11. Shareholders' equity and dividend restrictions

The Company's insurance subsidiaries are subject to statutory regulations as to maintenance of policyholders' surplus and payment of dividends. The maximum amount of dividends that the insurance subsidiaries may pay in any twelve-month period without regulatory approval by the Office of the Commissioner of Insurance of the State of Wisconsin ("OCI") is the lesser of adjusted statutory net income or 10% of statutory policyholders' surplus as of the preceding calendar year end. Adjusted statutory net income is defined for this purpose to be the greater of statutory net income, net of realized investment gains, for the calendar year preceding the date of the dividend or statutory net income, net of realized investment gains, for the three calendar years preceding the date of the dividend less dividends paid within the first two of the preceding three calendar years. As the result of an extraordinary dividend paid by MGIC in February 2002, MGIC cannot pay any dividends without regulatory approval until February 16, 2003. Thereafter, MGIC can pay $154.8 million of dividends. The other insurance subsidiaries of the Company can pay $8.7 million of dividends without such regulatory approval.

Certain of the Company's non-insurance subsidiaries also have requirements as to maintenance of net worth. These restrictions could also affect the Company's ability to pay dividends.

In 2002, 2001 and 2000, the Company paid dividends of $10.4 million, $10.7 million and $10.6 million, respectively, or $0.10 per share in 2002, 2001 and 2000.

The principles used in determining statutory financial amounts differ from GAAP, primarily for the following reasons:

Under statutory accounting practices, mortgage guaranty insurance companies are required to maintain contingency loss reserves equal to 50% of premiums earned. Such amounts cannot be withdrawn for a period of ten years except as permitted by insurance regulations. Contingency loss reserves are not reflected as liabilities under GAAP.

Under statutory accounting practices, insurance policy acquisition costs are charged against operations in the year incurred. Under GAAP, these costs are deferred and amortized as the related premiums are earned commensurate with the expiration of risk.

Under statutory accounting practices, purchases of tax and loss bonds are accounted for as investments. Under GAAP, purchases of tax and loss bonds are recorded as payments of current income taxes.

Under statutory accounting practices, fixed maturity investments are generally valued at amortized cost. Under GAAP, those investments which the Company does not have the ability and intent to hold to maturity are considered to be available-for-sale and are recorded at market, with the unrealized gain or loss recognized, net of tax, as an increase or decrease to shareholders' equity.

Under statutory accounting practices, certain assets, designated as non-admitted assets, are charged directly against statutory surplus. Such assets are reflected on the GAAP financial statements.

The statutory net income, equity and the contingency reserve liability of the insurance subsidiaries (excluding the non-insurance companies) are as follows:

Year Ended December 31,	Net Income	Equity	Contingency Reserve
	(In thousands of dollars)		
2002	$ 296,595	$ 1,634,707	$ 3,521,100
2001	426,294	1,451,808	3,039,332
2000	348,137	991,343	2,616,653

Effective January 1, 2001, the OCI required that insurance companies domiciled in the State of Wisconsin prepare their statutory basis financial statements in accordance with new guidance contained in the National Association of Insurance Commissioners' "Accounting Practices and Procedures Manual" version effective on that date. The effect of the adoption in 2001 did not have a material impact on the Company's insurance subsidiaries' statutory surplus. The most significant change affecting surplus is the requirement to record deferred income taxes.

The Company has 1991 and 2002 stock incentive plans. When the 2002 plan was adopted in 2002, no further awards could be made under the 1991 plan. The number of shares covered by awards under the 2002 plan is the total of 10 million shares plus the number of shares covered by awards under the 1991 plan that were outstanding on March 1, 2002 that are subsequently forfeited and the number of shares that must be purchased at a purchase price of not less than the fair market value of the shares as a condition to the award of restricted stock under the 2002 plan. The maximum number of shares of restricted stock that can be awarded under the 2002 plan is 1 million shares. Both plans provide for the award of stock options with maximum terms of 10 years and for the grant of restricted stock, and the 2002 plan also provides for the grant of stock appreciation rights. The exercise price of options is the closing price of the common stock on the New York Stock Exchange on the date of grant. The vesting provisions of options and restricted stock are determined at the time of grant. Directors may receive awards under the 2002 plan and were eligible for awards of restricted stock under the 1991 plan.

No awards under the 2002 plan were made in 2002. A summary of activity in the 1991 stock option plans during 2000, 2001 and 2002 is as follows:

	Weighted Average Exercise Price	Shares Subject to Option
Outstanding, December 31, 1999	$ 30.52	3,546,264
Granted	45.40	954,000
Exercised	16.91	(1,080,208)
Canceled	37.96	(35,060)
Outstanding, December 31, 2000	38.96	3,384,996
Granted	57.90	533,750
Exercised	29.28	(555,952)
Canceled	44.15	(25,107)
Outstanding, December 31, 2001	43.56	3,337,687
Granted	63.86	818,000
Exercised	34.46	(516,828)
Canceled	49.32	(51,300)
Outstanding, December 31, 2002	49.42	3,587,559

The exercise price of the options granted in 2000, 2001 and 2002 was equal to the market value of the stock on the date of grant. The options are exercisable between one and ten years after the date of grant. At December 31, 2002, 10,052,621 shares were available for future grant under the stock option plan.

Information about restricted stock granted during 2002, 2001 and 2000 is as follows:

	Year Ended December 31,		
	2002	2001	2000
Shares granted	95,638	58,180	78,598
Weighted average grant date fair market value	$ 64.33	$ 57.93	$ 42.57

For purposes of determining the pro forma net income disclosure in Note 2, as if compensation expense were determined using the fair value method described in SFAS No. 123, the fair value of these options was estimated at grant date using the Black-Scholes option pricing model with the following weighted average assumptions for each year:

	Grants Issued in Year Ended December 31,		
	2002	2001	2000
Risk free interest rate	4.51%	5.10%	6.75%
Expected life	5.0 years	5.0 years	6.8 years
Expected volatility	41.96%	39.64%	33.62%
Expected dividend yield......	0.24%	0.16%	0.15%
Fair value of each option.....	$27.15	$24.43	$21.96

The following is a summary of stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Exercise Price Range	Shares	Remaining Average Life (yrs.)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$9.63–$20.88	67,600	1.1	$ 15.69	67,600	$ 15.69
$26.69–$47.31	2,073,609	5.8	41.86	1,263,809	39.77
$53.70–$68.63	1,446,350	8.4	61.83	208,150	61.32
Total	3,587,559	6.8	49.42	1,539,559	41.62

At December 31, 2001 and 2000, option shares of 1,486,768 and 1,229,038 were exercisable at an average exercise price of $37.55 and $31.93, respectively. The Company also granted an immaterial amount of equity instruments other than options and restricted stock during 2000, 2001 and 2002.

Under terms of the Company's Shareholder Rights Agreement each outstanding share of the Company's Common Stock is accompanied by one Right. The "Distribution Date" occurs ten days after an announcement that a person has become the beneficial owner (as defined in the Agreement) of the Designated Percentage of the Company's Common Stock (the date on which such an acquisition occurs is the "Shares Acquisition Date" and a person who makes such an acquisition is an "Acquiring Person"), or ten business days after a person announces or begins a tender offer in which consummation of such offer would result in ownership by a person of 15 percent or more of the Common Stock. The Designated Percentage is 15% or more, except that for certain investment advisers and investment companies advised by such advisers, the Designated Percentage is 17.5% or more if certain conditions are met. The Rights are not exercisable until the Distribution Date. Each Right will initially entitle shareholders to buy one-half of one share of the Company's Common Stock at a Purchase Price of $225 per full share (equivalent to $112.50 for each one-half share), subject to adjustment. If there is an Acquiring Person, then each Right (subject to certain limitations) will entitle its holder to purchase, at the Rights' then-current Purchase Price, a number of shares of Common Stock of the Company (or if after the Shares Acquisition Date, the Company is acquired in a business combination, common shares of the acquiror) having a market value at the time equal to twice the Purchase Price. The Rights will expire on July 22, 2009, subject to extension. The Rights are redeemable at a price of $0.001 per Right at any time prior to the time a person becomes an Acquiring Person. Other than certain amendments, the Board of Directors may amend the Rights in any respect without the consent of the holders of the Rights.

12. Leases

The Company leases certain office space as well as data processing equipment and autos under operating leases that expire during the next seven years. Generally, all rental payments are fixed.

Total rental expense under operating leases was $7.4 million, $6.7 million and $5.3 million in 2002, 2001 and 2000, respectively.

At December 31, 2002, minimum future operating lease payments are as follows (in thousands of dollars):

2003	$ 6,234
2004	4,953
2005	2,724
2006	940
2007	570
2008 and thereafter........................	40
Total	$ 15,461

13. Contingencies and litigation settlement

The Company is involved in litigation in the ordinary course of business. In the opinion of management, the ultimate resolution of this pending litigation will not have a material adverse effect on the financial position or results of operations of the Company.

In addition, in June 2001, the Federal District Court for the Southern District of Georgia, before which

Downey et. al. v. MGIC was pending, issued a final order approving a settlement agreement and certified a nationwide class of borrowers. In the fourth quarter of 2000, the Company recorded a $23.2 million charge to cover the estimated costs of the settlement, including payments to borrowers. Due to appeals by certain class members and members of classes in two related cases, payments to borrowers in the settlement are delayed pending the outcome of the appeals. The settlement includes an injunction that prohibits certain practices and specifies the basis on which agency pool insurance, captive mortgage reinsurance, contract underwriting and other products may be provided in compliance with the Real Estate Settlement Procedures Act. There can be no assurance that the standards established by the injunction will be determinative of compliance with the Real Estate Settlement Procedures Act were additional litigation to be brought in the future.

The complaint in the case alleges that MGIC violated the Real Estate Settlement Procedures Act by providing agency pool insurance, captive mortgage reinsurance, contract underwriting and other products that were not properly priced, in return for the referral of mortgage insurance. The complaint seeks damages of three times the amount of the mortgage insurance premiums that have been paid and that will be paid at the time of judgment for the mortgage insurance found to be involved in a violation of the Real Estate Settlement Procedures Act. The complaint also seeks injunctive relief, including prohibiting MGIC from receiving future premium payments. If the settlement is not fully implemented, the litigation will continue. In these circumstances, there can be no assurance that the ultimate outcome of the litigation will not materially affect the Company's financial position or results of operations.

Report of Independent Accountants

To the Board of Directors & Shareholders of
MGIC Investment Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of MGIC Investment Corporation and Subsidiaries (the "Company") at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
January 8, 2003

Unaudited quarterly financial data

2002	Quarter First	Quarter Second	Quarter Third	Quarter Fourth	2002 Year
	(In thousands of dollars, except per share data)				
Net premiums written	$ 283,097	$ 286,615	$ 301,361	$ 306,882	$ 1,177,955
Net premiums earned	284,449	288,169	298,953	310,527	1,182,098
Investment income, net of expenses	51,950	51,654	51,036	52,876	207,516
Losses incurred, net	59,714	64,416	101,094	140,528	365,752
Underwriting and other expenses, net	64,468	63,049	64,646	73,470	265,633
Net income	169,187	170,936	151,570	137,498	629,191
Earnings per share (a):					
Basic	1.59	1.63	1.47	1.37	6.07
Diluted	1.58	1.61	1.47	1.37	6.04

2001	Quarter First	Quarter Second	Quarter Third	Quarter Fourth	2001 Year
	(In thousands of dollars, except per share data)				
Net premiums written	$ 229,588	$ 256,903	$ 271,006	$ 278,856	$ 1,036,353
Net premiums earned	241,182	257,372	264,780	278,933	1,042,267
Investment income, net of expenses	50,045	51,566	51,021	51,761	204,393
Losses incurred, net	29,377	36,304	43,468	51,665	160,814
Underwriting and other expenses, net	51,654	58,524	58,317	65,999	234,494
Net income	157,924	161,218	158,992	161,003	639,137
Earnings per share (a):					
Basic	1.48	1.51	1.48	1.51	5.98
Diluted	1.46	1.49	1.47	1.50	5.93

(a) Due to the use of weighted average shares outstanding when calculating earnings per share, the sum of the quarterly per share data may not equal the per share data for the year.

Directors

James A. Abbott
Chairman and Principal
American Security Mortgage Corp.
Charlotte, NC
A mortgage banking company

Mary K. Bush
President
Bush International
Chevy Chase, MD
An international financial advisory firm

Karl E. Case
Professor of Economics
Wellesley College
Wellesley, MA

Curt S. Culver
President and Chief Executive Officer
MGIC Investment Corporation
Milwaukee, WI

David S. Engelman
Private Investor
Rancho Santa Fe, CA

Thomas M. Hagerty
Managing Director
Thomas H. Lee Company
Boston, MA
A private investment firm

Kenneth M. Jastrow, II
Chairman and Chief Executive Officer
Temple-Inland Inc.
Austin, TX
A holding company with interests in paper, forest products and financial services

Daniel P. Kearney
Business Consultant and Private Investor
Marblehead, MA

Michael E. Lehman
Former Executive Vice President and Chief Financial Officer
Sun Microsystems, Inc.
Santa Clara, CA

Sheldon B. Lubar
Chairman
Lubar & Co. Incorporated
Milwaukee, WI
A private investment and management firm

William A. McIntosh
Adjunct Faculty Member
Howard University
Washington, D.C.

Leslie M. Muma
President and Chief Executive Officer
Fiserv, Inc.
Brookfield, WI
A financial industry automation products and services company

Officers

MGIC Investment Corporation

President and Chief Executive Officer
Curt S. Culver

Executive Vice Presidents
John D. Fisk
Strategic Planning

J. Michael Lauer
Chief Financial Officer

Senior Vice Presidents
Joseph J. Komanecki
Controller and Chief Accounting Officer

Jeffrey H. Lane
General Counsel and Secretary

Joseph J. Ziino, Jr.
Regulatory Relations, Associate General Counsel and Assistant Secretary

Vice President
James A. Karpowicz
Treasurer

Mortgage Guaranty Insurance Corporation

President and Chief Executive Officer
Curt S. Culver

Executive Vice Presidents
John D. Fisk
Strategic Planning

J. Michael Lauer
Chief Financial Officer

James S. MacLeod
Field Operations

Lawrence J. Pierzchalski
Risk Management

Senior Vice Presidents
Joseph J. Komanecki
Controller and Chief Accounting Officer

Jeffrey H. Lane
General Counsel and Secretary

Michael G. Meade
Information Services

Patrick Sinks
Field Operations

Steven T. Snodgrass
Capital Markets

Joseph J. Ziino, Jr.
Regulatory Relations, Associate General Counsel and Assistant Secretary

Vice Presidents
Gary A. Antonovich
Internal Audit

Stephen L. Blose
Corporate Development

Mark F. Conrad
National Accounts

Stephen M. Dempsey
Sales

Larry M. Dew, Jr.
National Accounts

Thomas A. Drew
Claims

Sandra K. Dunst
Capital Markets Operations

Henry W. Duvall, Jr.
Managing Director

Carla A. Gallas
Field Operations

David A. Greco
National Accounts

Frank E. Hilliard
Managing Director

Steven F. Himebauch
National Accounts

James J. Hlavacek
National Accounts

James J. Hughes
Managing Director

W. Thomas Hughes
Managing Director

Malcom T. Hurst
Sales

James A. Karpowicz
Treasurer

John D. Ludwick
Human Resources

Robin D. Mallory
Managing Director

Mark E. Marple
Mortgage Banking Strategies

Salvatore A. Miosi
Information Services

Charlotte L. Reed
Information Services

Eric L. Rice
Sales

John R. Schroeder
Credit Policy

Dan D. Stilwell
Assistant General Counsel and Assistant Secretary

James R. Stirling
Information Services

Thomas B. Theobald
National Accounts

Steven M. Thompson
Risk Management

Bernhard W. Verhoeven
Risk Management

Cheryl L. Webb
Marketing

E. Stephen White
Managing Director

John S. Wiseman
Managing Director

Jerry L. Wormmeester
Sales

Terrance R. Wright
Regulatory Relations

Michael J. Zimmerman
Investor Relations

Shareholder Information

The Annual Meeting
The Annual Meeting of Shareholders of MGIC Investment Corporation will convene at 9 a.m. Central Time on May 8, 2003 at the Marcus Center for the Performing Arts, 929 North Water Street, Milwaukee, Wisconsin.

10-K Report
Copies of the Annual Report on Form 10-K, filed with the Securities and Exchange Commission, will be available without charge after March 31, 2003, to shareholders on request from:

Secretary
MGIC Investment Corporation
P. O. Box 488
Milwaukee, WI 53201

Transfer Agent and Registrar

Wells Fargo Bank Minnesota, N.A.
Shareowner Services
P. O. Box 64854
St. Paul, Minnesota 55164
(800) 468-9716

Corporate Headquarters

MGIC Plaza
250 East Kilbourn Avenue
Milwaukee, Wisconsin 53202

Mailing Address

P. O. Box 488
Milwaukee, Wisconsin 53201

Shareholder Services

(414) 347-6596

MGIC Stock
MGIC Investment Corporation Common Stock is listed on the New York Stock Exchange under the symbol MTG. At December 31, 2002, 100,251,444 shares were outstanding. The following table sets forth for 2001 and 2002 by quarter the high and low sales prices of the Common Stock on the New York Stock Exchange Composite Tape.

	2001		2002	
Quarters	High	Low	High	Low
1st	$ 69.36	$ 51.00	$ 71.85	$ 59.03
2nd	77.31	61.00	74.40	65.40
3rd	76.50	54.00	68.95	38.60
4th	66.20	50.56	48.52	33.60

In 2001 and 2002 the Company declared and paid the following cash dividends:

	2001	2002
Quarters		
1st	$ .025	$ .025
2nd	.025	.025
3rd	.025	.025
4th	.025	.025
	$ .100	$ .100

The Company is a holding company and the payment of dividends from its insurance subsidiaries is restricted by insurance regulation. For a discussion of these restrictions, see the sixth paragraph under "Management's Discussion and Analysis — Liquidity and Capital Resources" and Note 11 of the Notes to the Consolidated Financial Statements.

As of March 12, 2003, the number of shareholders of record was 207. In addition, there were approximately 139,000 beneficial owners of shares held by brokers and fiduciaries.

MGIC Investment Corporation
MGIC Plaza, Milwaukee, Wisconsin 53202